   As filed with the Securities and Exchange Commission on September 1, 2009
                                                            File No. 333-
                                                                      811-22326
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]

                        Pre-Effective Amendment No.                          [_]

                       Post-Effective Amendment No.                          [_]

                                  and/or

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940        [X]

                               Amendment No.                                 [_]
                     (Check appropriate box or boxes.)

                               -----------------

                           PHL Variable VA Account 1
                          (Exact Name of Registrant)

                               -----------------

                        PHL Variable Insurance Company
                              (Name of Depositor)

                               -----------------

              One American Row, Hartford, Connecticut 06102-5056
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (800) 447-4312
              (Depositor's Telephone Number, including Area Code)

                               -----------------

                              John H. Beers, Esq.
                        PHL Variable Insurance Company
                               One American Row
                            Hartford, CT 06102-5056
                    (Name and Address of Agent for Service)

                               -----------------

Approximate Date of Proposed Public Offering: as soon as practicable after the effective date of the Registration Statement

                               -----------------

Title of Securities Being Registered: Immediate variable annuity contracts

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

                                    PART A

                       Phoenix Retirement Income Options
                           PHL Variable VA Account 1
                   Issued by: PHL Variable Insurance Company

 PROSPECTUS                                                            , 2009

  This prospectus describes a single premium immediate variable annuity contract offered to individuals. The contract provides for annuity payments to be made while the annuitant or, in the case of a contract with two annuitants, at least one of the annuitants is living. The first annuity payment is payable on the first contract anniversary assuming the annuitant or the surviving annuitant is then living. The annuity payments are made in two phases and are designed to provide the potential for increasing annuity payments over time. This potential is provided through the contract's annuity payment calculations which determine the amount of the annuity payments based on an increasing set of percentages and the investment experience of the investment options for a number of years while the annuitant is alive, and then based on the experience of the investment options in relation to an assumed investment rate while the annuitant is alive. Through PHL Variable VA Account 1 ("separate account"), you may elect to allocate your premium to the available investment options, each of which invests exclusively in one of the funds shown below.

    DFA Investment Dimensions Group Inc.
  .     VA Global Bond Portfolio (the "DFA VA Global Bond Portfolio")
  .     DFA VA Global Moderate Allocation Portfolio
  ---------------------------------------------------------------------------
    The Phoenix Edge Series Fund
  .     Phoenix Money Market Series

  The contract is not available for Individual Retirement Accounts, as an Individual Retirement Annuity, or within a qualified plan.

  The contract

..  is not a deposit of any bank.

.. is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

  Annuity payments and any commuted value provided by this contract are variable, are not guaranteed as to dollar amount and may go down in value.

  Replacing any existing contract with this contract may not be to your advantage. You should carefully compare this contract with your existing contract and you must also determine if the replacement will result in any tax liability.

  This prospectus provides information that you should know before investing. Keep this prospectus for future reference. A Statement of Additional
Information ("SAI") dated                 , 2009, is incorporated by reference
into this prospectus and has been filed with the SEC and is available free of charge by contacting us at the address or phone number listed below. A table of contents of the SAI is available on the last page of this prospectus. If you have any questions, please contact:

                                    [GRAPHIC]

                                              PHL Variable Insurance Company
                                              Annuity Operations Division
                                              PO Box 8027
                                              Boston, MA 02266-8027
                                    [GRAPHIC] Tel. 800-866-0753


                                              Hours: 8:30 a.m. - 4:00 p.m. Eastern Time on each business day

  The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS


Glossary of Special Terms...........................................................   3
Summary of Expenses.................................................................   5
 Annual Fund Expense................................................................   5
 Expense Examples...................................................................   6
Contract Summary....................................................................   6
Financial Statements................................................................   9
Performance History.................................................................   9
The Immediate Annuity...............................................................   9
PHL Variable and the Separate Account...............................................   9
The Investment Options..............................................................  10
Purchase of Contracts...............................................................  12
Calculation of Annuity Units and Annuity Unit Values................................  13
Calculation and Payment of Annuity Payments.........................................  14
Methods of Transfer.................................................................  16
Market Timing and Other Disruptive Trading..........................................  16
Deductions and Charges..............................................................  17
 Deductions from the Premium, Tax...................................................  17
 Deductions from the Separate Account, Transfer Charge..............................  17
 Mortality and Expense Risk Fee.....................................................  18
 Other Charges......................................................................  18
Commuted Value......................................................................  18
Death Benefit.......................................................................  18
Termination of the Contract.........................................................  19
Separate Account Valuation Procedures...............................................  19
 Business Day.......................................................................  19
 Business Period....................................................................  19
Miscellaneous Provisions............................................................  19
 Assignment.........................................................................  19
 Payment Deferral...................................................................  19
 Free Look Period...................................................................  20
 Amendments to Contracts............................................................  20
 Substitution of Fund Shares........................................................  20
Federal Income Taxes................................................................  20
 Introduction.......................................................................  20
 Income Tax Status..................................................................  20
 Taxation of Annuities in General--Nonqualified Plans...............................  20
 Amounts not received as an Annuity.................................................  21
 Amounts Received as an Annuity.....................................................  21
 Immediate Annuity..................................................................  21
 Penalty Tax on Certain Surrenders and Withdrawals--Nonqualified Contracts..........  21
 Additional Considerations..........................................................  22
 Diversification Standards..........................................................  22
 Owner Control......................................................................  23
Sales of Contracts..................................................................  24
State Regulation....................................................................  24
Reports.............................................................................  24
Voting Rights.......................................................................  24
The Phoenix Companies, Inc.--Legal Proceedings about Company Subsidiaries...........  25
SAI Table of Contents...............................................................  25
APPENDIX A--Illustrations of Annuity Payments Assuming Hypothetical Rates of Return. A-1
APPENDIX B--Deductions for Taxes--Nonqualified Annuity Contracts.................... B-1

Glossary of Special Terms
--------------------------------------------------------------------------------

Most of the terms used throughout this prospectus are described within the text where they first appear. Additional definitions are provided below.

Age means on any given date, the age of the person in question as of his or her last birthday.

Annuitant and Joint Annuitant mean the person or persons upon whose continuation of life or lives the contract benefits are based for this contract. The annuitant(s) is elected at time of application and shown in the contract's schedule pages. The annuitant and joint annuitant cannot be changed after the contract has been issued.

Annuity Payment means the amount we pay on each contract anniversary while the annuitant is living, or in the case of a contract with joint annuitants, at least one of the annuitants is living.

Assumed Investment Rate is the rate specified in the contract's schedule pages and is the net annual investment return that will need to be earned by each investment option of the separate account for there to be no reduction in the amount of annuity payments after the first later retirement phase annuity payment. We use this rate to determine later retirement phase annuity units and the first later retirement phase annuity payment. Thereafter, subsequent annuity payment amounts will depend on the relationship between the assumed investment rate and the actual investment performance of each investment option as reflected in each investment option's later retirement phase annuity unit value. Currently, the assumed investment rate is 4.5%.

Beneficiary(ies) is the individual(s) or entity(ies) named in the contract to receive certain benefits.

Business Day means any day that we are open for business and the New York Stock Exchange is open for trading. The annuity unit value of an investment option will be determined at the end of each business day. We will deem each business day to end at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Business Period means the period in days from the end of one business day through the next business day.

Commutation Period means the period of time immediately following the end of the early retirement phase as shown in the contract's schedule pages, during which you may withdraw the commuted value.

Commuted Value means the amount available for withdrawal during the commutation period.

Contract means the single premium immediate variable annuity contract described in this prospectus.

Contract Anniversary means the same date each year as the contract date.

Contract Date means the date the contract is issued and from which the contract years and anniversaries are measured. The contract date must precede the death of any owner, annuitant and joint annuitant.

Contract Year means each 12-month period starting with the contract date and each contract anniversary thereafter.

Early Retirement Phase means a number of contract years during which annuity payments are calculated based on a schedule of increasing percentages and the investment performance of the investment options. Within our limits, the duration of this phase is elected by the owner at issue of the contract. The early retirement phase begins on the contract date and ends on the date shown in the contract schedule pages as the "Phase A End Date."

Early Retirement Phase Annuity Unit means a standard of measurement used in determining the amount of each annuity payment during the early retirement phase.

Early Retirement Phase Annuity Unit Value means the annuity unit value determined in the early retirement phase. On the first valuation date, which is a business day selected by us, we set all annuity unit values in each investment option of the separate account. The annuity unit value on any subsequent business day is equal to the annuity unit value of the investment option on the immediately preceding business day multiplied by the net investment factor for that investment option for the business period.

Guaranteed Annuity Purchase Rate means an annual annuity purchase rate as shown in the contract's schedule pages used to determine the minimum amount of later retirement phase annuity units for each investment option. The guaranteed annuity purchase rate is calculated using the attained age(s) and gender(s) of the annuitant and joint annuitant, if any, as of the date the early retirement phase ends, the assumed investment rate, and the 1983a Individual Annuity Mortality Table projected with projection scale G to the year 2040 with continued projection thereafter.

Later Retirement Phase means the years of the contract during which annuity payments are calculated based on a level number of annuity units and the investment performance of the investment options compared to an assumed investment rate. The later retirement phase begins on the first day following the last contract anniversary in the early retirement phase. The date on which the later retirement phase begins is shown in the contract's schedule pages as the "Phase B Start Date".

Later Retirement Phase Annuity Unit means a standard of measurement used in determining the amount of each annuity payment during the later retirement phase.

Later Retirement Phase Annuity Unit Value means the annuity unit value determined during the later retirement phase. On the first valuation date, which is a business day selected by us, we set all annuity unit values in each investment option of the separate account. The annuity unit value on any subsequent business day is equal to the annuity unit value of the investment option on the immediately preceding business day multiplied by the net investment factor for that investment option for the business day divided by
1.000000 plus the rate of interest for the number of days in the business period based on the assumed investment rate.

Later Retirement Phase Refund Annuity Units are a standard of measurement used to determine the death benefit during the later retirement phase.

Net Asset Value means the value of a share of a fund computed by dividing the value of the net assets of the fund by the total number of the fund's outstanding shares.

Owner (Owner, You, Your) means the individual or entity who possesses all rights under the contract. There are restrictions on the identity of the owner.

Payee means the person named to receive annuity payments.

Payment Option means the provision under which we make a series of annuity payments to the owner or other payee, such as a single life annuity or joint survivor life annuity.

PHL Variable (Our, Us, We, Company) means PHL Variable Insurance Company.

Spouse means either of two lives who are legally married to each other under federal law.

Primary Annuitant means the individual whose life is of primary importance in affecting the timing or amount of the payout under the contract. Where the single life annuity is in effect, the primary annuitant is the annuitant. Where the joint survivor life annuity is in effect, the primary annuitant is the surviving annuitant.

Written request and written notice mean a request or notice we receive in writing at our Annuity Operations Division in a form satisfactory to us.

Summary of Expenses
--------------------------------------------------------------------------------

  The following tables describe the fees and expenses that you will pay when buying and owning the contract other than fund expenses. Premium taxes may also be deducted, but are not reflected below. See Appendix B.

  As shown below, the contract includes a transaction expense for transfers at all times during the life of the contract and daily separate account expenses only in the later retirement phase.

Fees and Expenses
  Transfer Charge
     Current........ None up to 12 transfers per year
     Maximum........ $25 per transfer

Maximum Annual Separate Account Expenses
  (as a percentage of average daily net separate account
  assets and charged only during the later retirement
  phase)
  Maximum Mortality and Expense Risk Fee................. 1.25%
  Maximum Additional Separate Account Expense............  None
                                                          -----
  Maximum Total Separate Account Expense................. 1.25%

Annual Fund Operating Expenses
  When an investment option purchases shares of an underlying mutual fund, the annual fund operating expenses are reflected in the purchase price. You pay these expenses indirectly since the amount of each annuity payment will be affected, in part, by the annual fund operating expenses charged by the fund in which the investment option invests. Total annual fund operating expenses are deducted from a fund's assets and include management fees, shareholder service fees, and other expenses but do not include any fees that may be imposed by a fund for short-term trading. More detail concerning each fund's expenses is contained in the prospectus for each fund.

  The table below shows the minimum and maximum fees and expenses charged by the funds available through the separate account, as a percentage of daily net assets, for the year ended December 31,2008.

           Maximum and Minimum Total Annual Fund Operating Expenses

-----------------------------------------------------
                                      Minimum Maximum
-----------------------------------------------------
Total Annual Fund Operating Expenses   0.32%   0.61%
-----------------------------------------------------

  The next table shows the fees and expenses charged by each fund available through the separate account, as a percentage of daily net assets, for the period ended December 31, 2008. The DFA VA Global Moderate Allocation Portfolio is a fund of funds. Funds of funds may have higher operating expenses than other funds since funds of funds invest in underlying funds that have their own expenses.

Total Annual Fund Operating Expenses by Fund

------------------------------------------------------------------------------------------------------------
                                                                                Acquired Fund  Total Annual
                                                Management  Other   Shareholder   Fees and    Fund Operating
Fund                                               Fees    Expenses Service Fee  Expenses/1/     Expenses
------------------------------------------------------------------------------------------------------------
DFA VA Global Bond Portfolio                     0.25%/2/   0.07%       N/A          N/A          0.32%
------------------------------------------------------------------------------------------------------------
DFA VA Global Moderate Allocation Portfolio/3/      0.25%   0.10%      0.10%        0.05%         0.50%
------------------------------------------------------------------------------------------------------------
Phoenix Money Market Series/4/                      0.40%   0.21%       N/A          N/A          0.61%
------------------------------------------------------------------------------------------------------------

/1/ Represents the amount of fees and expenses anticipated to be incurred by a portfolio through its investment in the underlying funds and other investment companies for the fiscal year. These expenses are not charged directly against the separate account assets but are part of the annuity unit value of the investment option that invests in the applicable underlying fund. As a result, these expenses are borne indirectly by owners through ownership of annuity units of the selected investment options.
/2/ The portfolio's investment advisory fees are based on an effective annual rate of 0.25% of the first $100 million of average daily net assets and 0.20% of average daily net assets exceeding $100 million.

/3/ The DFA VA Global Moderate Allocation Portfolio has not yet commenced operations. As a result, the expenses shown above are anticipated to be incurred by the portfolio for the fiscal year ending October 31, 2009. Pursuant to a Fee Waiver and Expense Assumption Agreement for the DFA VA Global Moderate Allocation Portfolio, the advisor has agreed to waive all or a portion of its management fee and to assume the expenses of the portfolio (including the shareholder service fees and the expenses that the portfolio bears as a shareholder the underlying funds, but excluding the expenses that the portfolio incurs indirectly through its investment in unaffiliated investment companies) ("Portfolio Expenses") to the extent necessary to limit the Portfolio Expenses of the portfolio to 0.45% of the portfolio's average net assets on an annualized basis (the "Expense Limitation Amount"). At any time that the Portfolio Expenses of the Portfolio are less than the Portfolio's Expense Limitation Amount, the advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the portfolio's annualized Portfolio Expenses to exceed the Portfolio's Expense Limitation Amount. The portfolio is not obligated to reimburse the advisor for fees previously waived or expenses previously assumed by the advisor more than thirty-six months before the date of such reimbursement. The Fee Waiver and Expense Assumption Agreement will remain in effect for an initial period until March 1, 2010, and then shall continue in effect from year to year for one-year periods thereafter unless terminated by the advisor of the fund.
/4/ The total expenses for the series reflect Guarantee Program fees to be accrued to the series in 2009. The figures shown in the table are based on actual expenses paid during the last fiscal year. Expenses are likely to be higher for the current fiscal year given lower asset levels. The Phoenix Money Market Series has entered into an expense limitation agreement with its investment advisor whereby the investment advisor has agreed to reimburse the series for expenses necessary or appropriate for the operation of the series (excluding advisory and management fees, 12b-1 fees, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, the fee for the Treasury Department's Temporary Guarantee Program for Money Market Funds, and extraordinary expenses such as litigation expenses) to the extent that such expenses exceed 0.25% of the series' average net assets. This expense limitation agreement is effective through April 30, 2010.

EXPENSE EXAMPLES
  This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the maximum charges for this contract for the first ten contract years which are the maximum transfer fee and the maximum annual fund operating expenses that were charged for the year ended 12/31/08. Since the mortality and expense risk charge is not charged for at least the first ten years of any contract, it is not reflected here. If it were reflected, the costs shown would be higher.

  The example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year. Your actual costs may be higher or lower based on these assumptions.

  The contract does not permit withdrawals of the commuted value except during the commutation period which cannot begin, for any contract, until the beginning of the eleventh contract year and then only begins following the early retirement phase as specified in the contract's schedule pages. Based on the assumptions above, your costs for owning the contract will be:


                        1 Year  3 Years 5 Years 10 Years
                        --------------------------------
                          $        $       $       $

Contract Summary
--------------------------------------------------------------------------------

  This prospectus contains information about all of the material rights and features of the annuity contract that you should understand before investing. This summary describes the general provisions of the annuity contract. Further detail is contained in the remainder of this prospectus.

The Contract
  The contract described in this prospectus is a single premium immediate variable annuity offered by PHL Variable. The contract is not available with any qualified plans, or as an Individual Retirement Annuity or asset within an Individual Retirement Account. The contract is available in states that have approved the contract form. Where the prospectus and contract differ, the contract will control. Your contract may include state-specific provisions that are not described in this prospectus. Some of the areas in which states may apply different requirements include free look rights, premium taxes, and fund transfer rights. If you would like information about state-specific provisions applicable for the state in which you will purchase the contract, contact your financial advisor or PHL Variable at the number shown on page one of this prospectus.

Contract Overview
  The contract is available as a single life annuity to provide annuity payments during the life of the annuitant or as a joint survivor life annuity to provide annuity payments while at least one joint annuitant is living. The contract is a variable annuity because the annuity payments will reflect the investment return and market value of a segregated asset account. The first annuity payment is made on the first contract anniversary. The annuity payments in the early retirement phase are designed to be very small initially, but are also designed to increase each year, assuming the performance of the chosen investment options remains at least constant. Annuity payments in the later retirement phase are designed to be level and significantly larger than those in the early retirement phase, assuming the performance of the chosen investment options remains at least constant and equal to the assumed investment rate during that phase. The contract provides an ability to defer each early retirement phase annuity payment, or a portion of such payment until the later retirement phase. The combination of these elements is intended to provide the opportunity for larger payments in later years when the owner is expected to have fewer sources of available income and higher expenses and therefore a greater need for larger retirement income payments.

  While the purpose of the contract is to provide annuity payments, primarily in the later years of retirement, the contract also provides a death benefit upon death of the annuitant after the end of the early retirement phase. If the annuitant, or the surviving joint annuitant, if the contract was issued with joint annuitants, dies prior to the end of the early retirement phase, no amount will be payable to any contract owner, contract beneficiary, heir of the owner or annuitant, or any other party. If the annuitant or surviving joint annuitant dies during the later retirement phase, we will pay a death benefit equal to any remaining later retirement phase refund annuity units at the time we receive due proof of the death. If no such units remain at that time, no death benefit is payable.

  You may make a full withdrawal of the commuted value only during the commutation period, which is a one-year period immediately following the early retirement phase. You may not make any withdrawals or surrender the contract at any other time.

Suitability and Risks
  Annuities are designed for long-term financial planning and are not designed for short-term investment strategies. This contract is designed for those with smaller, but increasing income needs for a period of years in early retirement and significantly greater income needs in later retirement.

.. The contract is a "life contingent" immediate annuity which means that the annuitant, or at least one annuitant (in the case of contracts with joint annuitants) must be alive for us to be required to make an annuity payment.

.. No number of payments or amount of any payment is guaranteed under this contract.

.. This annuity provides only annuity payments and, other than during the commutation period, does not provide any right to withdraw or otherwise receive amounts from the contract. Consequently, you should invest no more than 15% of your net worth in this annuity and should ensure you have sources of liquid assets from which you can draw for your expenses.

.. This contract does not provide any death benefit until after the early retirement phase ends, which will be no earlier than ten (10) years and no later than thirty (30) years following your contract date.

.. Variable annuity payments are not guaranteed and will vary based on investment performance of the investment options.

.. In order that the annuity payments receive the intended tax treatment, the contract provides certain provisions based on the death of the owner or annuitant. You should carefully discuss your intentions with your tax advisor and financial advisor to ensure you select annuitant and beneficiary designations in a manner that will best carry out your intent.

Replacements
  Replacing any existing contract with this contract may not be to your advantage. You should talk with your registered representative before you replace your variable annuity contract. You should carefully compare the risks, charges, and benefits of your existing contract to the replacement contract to determine if replacing your existing contract benefits you. Additionally, replacing your contract could result in adverse tax consequences so you should also consult with your tax professional. You should know that once you have replaced your variable annuity contract, you generally cannot reinstate it unless the insurer is required to reinstate the previous contract under state law. This is true even if you choose not to accept your new variable annuity contract during your "free look" period.

Conflicts of Interest
  This contract is intended to be made a part of an investment program for which the owner has an investment advisor. The investment advisor may have access to other products or funds managed by Dimensional Fund Advisors LP ("DFA") in its client accounts and may receive certain benefits from DFA and/or its affiliates, such as historical market analysis, risk/return analysis, continuing education, and educational speakers and facilities for conferences. Additionally, registered representatives often sell products issued by several different insurance companies and may sell different products issued by the same company. Compensation received from different companies and from the same company for sales of different products may vary significantly causing a registered representative to favor one company or one product over others. There is no compensation paid by PHL Variable, our national distributor, PEPCO, or anyone affiliated with PHL Variable for the sale of this annuity. See "Distribution of the Contracts" for additional information.

  PHL Variable will receive compensation for certain shareholder services and administrative services it provides to the underlying funds in which the investment options invest. See "Administrative and Support Service Fees" for additional information.

Minimum Single Premium
..  Generally, the minimum single premium is $25,000.

..  Premiums greater than $1,000,000 require our prior approval.

Allocation of Premium and Transfers
.. You may choose to allocate your premium among one or more of the investment options. Each investment option invests directly in an insurance dedicated mutual fund.

..  Generally, you may make transfers between the investment options.

Withdrawals

.. You may make a full withdrawal of the commuted value only during the commutation period, which is a one-year period immediately following the early retirement phase. You may not make any withdrawals or surrender the contract at any other time. See "Commuted Value" for a description of the commuted value.

  . Withdrawing the commuted value may result in income tax on any gains. See "Federal Income Taxes."

  . Withdrawing the commuted value will terminate the contract and no further annuity payments will be made.

Death Benefit

.. The contract does not provide any death benefit during the early retirement phase and terminates without value upon the death of the annuitant or the surviving joint annuitant.

.. In the later retirement phase, the contract provides a "unit refund" death benefit upon the death of the annuitant or the surviving joint annuitant assuming later retirement phase refund annuity units then remain. See "Death Benefit" for a description of the death benefit.

.. In order to comply with provisions of the Internal Revenue Code concerning payment of the death benefit, there are limitations on the identity of the owner, such that the owner must be either the annuitant, the annuitant and joint annuitant who are spouses, or a non-grantor trust for the benefit of a natural person. See "Purchase of Contract and Contract Elections."

Deductions and Charges
  The company does not charge any fees other than those set forth below for the contract. The contract may be part of a financial plan for which an investment advisor charges a separate fee. For questions about any such fee, please consult with your financial advisor.

  The fees and charges that apply depend on whether the contract is in the early retirement phase or the later retirement phase. Certain charges are assessed against your annuity units (e.g. transfer charge) and others are applied to the separate account investment options (e.g. mortality and expense risk charge).

From the Premium

.. Taxes on the premium currently range from 0% to 3.5% (varies by state or municipality). See "Deductions from the Premium, Tax" and Appendix B.

From Annuity Units

.. Transfer Charge--Currently, we do not charge for transfers, however, we reserve the right to impose a transfer charge of up to $25 per transfer after the first 12 transfers per contract year. For more information, see "Deductions and Charges."

From the Separate Account

.. Mortality and Expense Risk Charge--A maximum of 1.25% on an annual basis of separate account assets, is deducted daily during the later retirement phase only. For more information, see "Deductions and Charges."

Other Charges or Deductions
  In addition, certain charges are deducted from the assets of the funds for investment management services and expenses. See the fund prospectuses for more information.

Additional Information
Free Look Period
  You have the right to review and return the contract. If for any reason you are not satisfied, you may return it within 10 days (or later, if applicable law requires) after you receive it and cancel the contract. You will receive in cash the premium paid for the contract.

Minimum Payment
  If an annuity payment were to be less than $20, we reserve the right to make alternate arrangements with the payee to make the annuity payments exceed $20.

Community and Marital Property States
  If the owner resides in a community property or marital property state and has not named his or her spouse as the sole beneficiary, the spouse may need to consent to the non-spouse beneficiary designation. The owner should consult with legal counsel regarding this designation. Should spousal consent be required, we are not liable for any consequences resulting from the failure of the owner to obtain proper consent.

Taxation
  There is no definite IRS guidance concerning the taxation of amounts received during the early retirement phase. While these amounts are from an immediate variable annuity under state law, due to the specific structure of the payments, there is a question as to whether the amounts would qualify as "amounts received as an annuity". If the amounts do not so qualify, they would be taxed as "amounts not received as annuities" and would be fully taxable, up to the total amount of gain in the contract. An amount received during the commutation period is an amount not received as an annuity. As a result, unless the IRS provides guidance that these amounts are considered amounts received as an annuity, you should expect full taxation on amounts received until you reach the later retirement phase. See "Federal Income Taxes."

Financial Statements
--------------------------------------------------------------------------------

  The financial statements of PHL Variable Insurance Company as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008 [are contained in] the Statement of Additional Information (SAI), which you can get free of charge by calling the toll free number given on page one of this prospectus, by writing to us at the address shown on page one of this prospectus, or by visiting our website www.phoenixwm.com. In addition, the SAI is available on the SEC's website at www.sec.gov. These financial statements should be considered only as bearing on the ability of the company to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the investment options. The value of each investment option is affected primarily by the performance of the underlying funds.

  Prior to the date of this prospectus, PHL Variable VA Account 1 had not commenced operations. As a result, there are no financial statements for PHL Variable VA Account 1 included in the Statement of Additional Information.

Performance History
--------------------------------------------------------------------------------

  We may include the performance history of the investment options in advertisements, sales literature or reports. Performance information about each investment option is based on past performance only and is not an indication of future performance. Historical returns are usually calculated for one, five and ten years. Since, as of the date of this prospectus, the investment options will not have been in effect for at least one year, returns are calculated from inception of the investment option. Standardized average annual total return is measured by comparing the value of a hypothetical $1,000 investment in the investment option at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable contract and surrender charges except for taxes (which may vary by state). See the SAI for more information.

The Immediate Annuity
--------------------------------------------------------------------------------

  PHL Variable issues the immediate variable annuity contract. The amounts held under a contract will be invested in the separate account and variable annuity payments will vary in accordance with the investment experience of the investment options selected. The owner under a contract, rather than PHL Variable, bears the risk of investment gain or loss. Annuity payments will begin one year after the contract date, assuming the annuitant or surviving annuitant is then alive.

  You control the investment objective of the contract by reallocating annuity units among the investment options, subject to our restrictions related to disruptive trading. While this contract is an immediate variable annuity for state insurance purposes, due to the non-level annuity payment pattern, it is not considered an immediate annuity under the Internal Revenue Code. See "Federal Income Taxes."

PHL Variable and the Separate Account
--------------------------------------------------------------------------------

  We are PHL Variable Insurance Company, a Connecticut stock life insurance company incorporated on July 15, 1981. We sell life insurance policies and annuity contracts through producers of affiliated distribution companies and through brokers. Our executive and our administrative offices are located at One American Row, Hartford, Connecticut, 06103-2899.

  PHL Variable is a wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix") through its holding company, PM Holdings, Inc. Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. ("PNX"), which is a manufacturer of insurance, annuity and asset management products.

  On August 28, 2009, we established the separate account as a separate account created under the insurance laws of Connecticut. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the separate account or of PHL Variable.

  The separate account has several investment options with varying degrees of investment risk. In purchasing the contract and allocating your premium to the separate account, you assume all of the investment risk for the resulting annuity units. Under Connecticut law these separate account assets are segregated from our general account and all income, gains or losses, whether or not realized, of the separate account must be credited to or charged against the amounts placed in the separate account without regard to the other income, gains and losses from any other business or activity of the insurer. The assets of the separate account may not be used to pay liabilities arising out of any other business that an insurer conducts and as such are insulated from the creditors of the insurer. We reserve the right to add, remove, modify, or substitute any investment option in the separate account.

  Obligations under the contracts are obligations of PHL Variable Insurance Company. During the early retirement phase, the company will apply annuity units to your contract with assets from the company's general account. See "Annuity Payments during the Early Retirement Phase" for a discussion of these annuity units. The general account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as the separate account. Obligations of the company's general account are subject to our claim's paying ability and our long-term ability to make such payments. The assets of the separate account are available to cover the liabilities of our general account to the extent that the separate account assets exceed the separate account liabilities arising under the contracts supported by it.

  Under Connecticut law, insurance companies are required to hold a specified amount of reserves in order to meet the contractual obligations of their general account to contract owners. State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment based on the inherent risks in the insurer's operations. These risks include those associated with losses that an insurer could incur as the result of its own investment of its general account assets, which could include bonds, mortgages, general real estate investments, and stocks. Useful information about our financial strength, including information on our general account portfolio of investments, may be found on our website located under "About Us"/"Financial Strength" along with information on ratings assigned to us by one or more independent rating organizations. Additionally, you will find the consolidated financial statements and financial schedules from PNX and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2008, as well as its current quarterly report on Form 10-Q and any periodic reports on Form 8-K, along with the periodic reports for PHL Variable Insurance Company on our website, www.phoenixwm.com; or a copy of any of the above referenced documents may be obtained for free by contacting us at the address and phone number shown on page one of this prospectus.

The Investment Options
--------------------------------------------------------------------------------

  You choose the investment options to which you allocate your premium payment. These investment options are segments of the separate account. The investment options invest in the underlying funds. You are not investing directly in the underlying funds. Each underlying fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These underlying funds are not publicly traded and are offered only through variable annuity and variable life insurance products, or directly to tax qualified plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, or directly to tax qualified plans, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the underlying fund, and you should not compare the two. Each investment option of the separate account is subject to market fluctuations and the risks that come with the ownership of any security; and there can be no assurance that any fund will achieve its stated investment objective.

  In selecting the underlying funds offered through this product, the company considered several criteria, including the strength of the manager's reputation, brand recognition, performance of the fund or of the manager's similarly managed funds, and the capability and qualification of each sponsoring investment firm. Additionally, in selecting the DFA VA Global Bond Portfolio and the DFA VA Global Moderate Allocation Portfolio, the company considered the fact that the product will be made available to and by certain investment advisors who may include other products or funds managed by DFA in their client accounts and who may receive certain benefits from DFA and/or its affiliates, such as historical market analysis, risk/return analysis, continuing education, and educational speakers and facilities for conferences. It also considered whether each underlying fund or an affiliate of the underlying fund would compensate the company for providing administrative, and support services that would otherwise be provided by the underlying fund, or by its investment advisor.

  Each underlying fund will be reviewed periodically after having been selected. Upon review, the company may remove an underlying fund or restrict allocation of premium payments and/ or transferred amounts to an underlying fund if the company determines the underlying fund no longer meets one or more of the criteria and/or if the underlying fund has not attracted significant assets.

  In addition, if any of the underlying funds become unavailable, or if we believe that further investment in an underlying fund is inappropriate for the purposes of the contract, we may substitute another investment option. However, we will not make any substitution without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new investment options available. The following investment options are currently available with the contract.

                                                          Underlying Fund Investment                Investment Advisor to
Investment Option Name     Underlying Fund                         Objective                           Underlying Fund
----------------------------------------------------------------------------------------------------------------------------
DFA VA Global Bond      DFA VA Global Bond     Provide a market rate of return for a fixed        Dimensional Fund Advisors
Option                  Portfolio              income portfolio with low relative volatility of   LP
                                               returns. To achieve this investment objective,
                                               the portfolio seeks to maximize risk-adjusted
                                               total returns from a universe of U.S. and
                                               foreign debt securities maturing in five years
                                               or less. These debt securities may include
                                               U.S. government securities, high quality U.S.
                                               corporate securities and currency-hedged
                                               fixed income instruments of foreign
                                               governments, foreign corporations and
                                               supranational organizations (e.g., the World
                                               Bank). The portfolio hedges foreign currency
                                               risks.
----------------------------------------------------------------------------------------------------------------------------
DFA VA Global Moderate  DFA VA Global Moderate Total return consisting of capital appreciation    Dimensional Fund Advisors
Allocation Option       Allocation Portfolio   and current income. To achieve its investment      LP
                                               objective, the portfolio, under normal
                                               circumstances, purchases shares of the
                                               underlying funds to achieve a moderate
                                               allocation to global equity securities. Generally
                                               a moderate allocation to global equity
                                               securities is achieved by investing
                                               approximately 50% to 70% of the portfolio's
                                               assets in equity underlying funds as identified
                                               in the fund's prospectus and 30% to 50% of
                                               its assets in fixed income underlying funds as
                                               identified in the fund's prospectus.
----------------------------------------------------------------------------------------------------------------------------
Phoenix Money Market    Phoenix Money Market   As high a level of current income as is            Phoenix Variable Advisors,
Series Option           Series                 consistent with the preservation of capital and    Inc.
                                               maintenance of liquidity.                          Subadvisor: Goodwin
                                                                                                   Capital
                                                                                                   Advisers, Inc.
----------------------------------------------------------------------------------------------------------------------------

  You will find detailed information about the underlying funds and their inherent risks in the current prospectuses for the underlying funds. Since each fund has varying degrees of risk, please read the prospectuses carefully. There is no assurance that any of the underlying funds will meet its investment objectives. Copies of the fund prospectuses may be obtained by contacting us at the address or telephone number provided on the first page of this prospectus.

Administrative and Support Service Fees
  The company and the principal underwriter for the contracts will have entered into an agreement with DFA Investment Dimensions Group Inc., DFA, and DFA Securities Inc. for certain shareholder services provided by PHL Variable Insurance Company to the DFA VA Global Moderate Allocation Portfolio. We have also entered into agreements with the Phoenix Edge Series Fund and its advisor, Phoenix Variable Advisors, Inc., with which we are affiliated. These agreements compensate the company for providing certain administrative or other support services to the owners.

  Payments to be made under these agreements are a factor in determining which funds will be offered through the contract. These payments are negotiated with each underlying fund and may vary by fund. They may be significant and the company and its affiliates may profit from them. Currently, the maximum amount of any payment by a fund under this contract is 0.10% on an annual basis of the average daily net assets of the funds attributable to this contract.

Purchase of Contracts
--------------------------------------------------------------------------------

Purchase of Contracts and Contract Elections
  A person or entity eligible to purchase the contract under our rules may apply to purchase a contract by properly completing our required application or enrollment form and submitting at least the minimum single premium payment of $25,000 to our administrative office. Purchase of the contract is restricted to certain types of owners and annuitants as described below. The owner of the contract is the person or persons designated as the "owner" in the contract's schedule pages, unless subsequently changed. The owner is the person, persons, or entity with sole and absolute power to exercise all rights and privileges provided to the owner under the contract.

  If the single life annuity payment option is elected, the owner of a contract must be one of the following:

  (1) the annuitant, or

  (2) a non-grantor trust for the benefit of a natural person(s).

  If the joint survivor life annuity payment option is elected, the owners must be one of the following:

  (1) the annuitant and joint annuitant, who must be each other's spouse under Federal law, or

  (2) a non-grantor trust for the benefit of a natural person(s).

  For contracts owned by a non-grantor trust, there are no limitations on the relationship between the annuitant(s) and the natural person beneficiaries of the non-grantor trust.

  A contract owner may authorize PHL Variable to accept instructions about the contract from his/her representative by providing authorization on a form we require.

  The annuitant or joint annuitant is the natural person or persons designated as the "annuitant" or "joint annuitant" in the contract schedule pages, and on whose life (or lives) contract benefits are based. The contract requires either a single annuitant or an annuitant and a joint annuitant, depending on the annuity payment option chosen. Generally, the proposed annuitant and joint annuitant, as applicable, must be between ages 60 and 80 when the contract is issued.

  At the time of purchase, the prospective purchaser must make elections, some of which cannot be changed after the contract is issued.

.. The purchaser must select either the single life annuity, based on the life of one named annuitant, or the joint survivor life annuity, based on the lives of two named annuitants. This choice of annuity payment option and the identity of the annuitant(s) cannot be changed after the contract is issued.

.. The purchaser must select the length of the early retirement phase, which can last for at least ten (10) years but generally not more than thirty
   (30) years and, in any event, must end on or before the annuitant's or older joint annuitant's 90/th/ birthday. The length of the early retirement phase cannot be changed after the contract is issued.

.. The purchaser may elect a contract beneficiary for payment of any death benefit payable during the later retirement phase. The contract beneficiary may be changed while the contract is in effect by completing our form and returning it to us.

  When the contract is issued, the contract date will be shown in the contract's schedule pages and is the date from which all contract years and contract anniversaries are measured.

  All requests for information about and transactions in respect of the contract must be made to us at the address and phone number shown on the first page of this prospectus. Requests for transactions or changes to the contract must be made on any form we require, must be complete and, if necessary, properly signed in order for us to consider them "in good order."

Crediting and Pricing of the Premium Payment
  The contract allows only for a single premium payment. Your premium payment will be applied within two business days of our receipt if the application or enrollment form for a contract in is good order. If an improperly completed or incomplete application or enrollment form is corrected within five business days of receipt by our Annuity Operations Division, the payment will be applied within two business days of the correction.

  If our Annuity Operations Division does not accept the application within five business days or if an order form is not completed within five business days of receipt by our Annuity Operations Division, then the payment will be immediately returned. You may request that we hold your premium payment after the five-day period while the forms are completed. In that event, we will hold the premium in a non-interest bearing suspense account and will apply the premium payment within two business days of completing all outstanding requirements.

  When applied, your premium will purchase annuity units of the investment options you selected on your application or enrollment form, unless you subsequently provided us with different elections, in which case we will follow the most recent election on file. The number of annuity units credited to each investment option will be determined by dividing the premium payment by the then current early retirement phase annuity unit value for the investment option.

Calculation of Annuity Units and Annuity Unit Values
--------------------------------------------------------------------------------

  Amounts allocated to or transferred from the separate account investment options as a result of the premium payment, transfers, charges, and deferred payments shall be accounted for in annuity units. The calculation of annuity units and annuity unit values varies between the early and later retirement phases.

During the Early Retirement Phase
  On the day the contract is issued, we determine the number of early retirement phase annuity units for each investment option to which you allocate premium.

  The number of early retirement phase annuity units in each investment option is initially determined by dividing the premium allocated to that investment option by the early retirement phase annuity unit value for that investment option on the contract date.

  The number of early retirement phase annuity units of each investment option will change effective with any transfer. Transfers between investment options are made by converting the number of early retirement phase annuity units to be transferred from the sending investment option to the number of early retirement phase annuity units of the receiving investment option(s) so that an early retirement phase annuity payment made on that business day would have produced the same dollar amount prior to or following the transfer.

 Example
   Assume the contract has 100,000 early retirement phase annuity units in investment option A and no early retirement phase annuity units in investment option B. You request to transfer 25% of your early retirement phase annuity units from investment option A to investment option B. Assume the early retirement phase annuity unit values of investment options A and B on the date of transfer are 2.00 and 4.00, respectively. As a result of the transfer, the number of early retirement phase annuity units in investment option A reduces to 75,000 (100,000 minus 25,000) and the number of early retirement phase annuity units in investment option B increases to 12,500 (25,000 x 2.00 / 4.00).

  The number of early retirement phase annuity units of each investment option will change each time an early retirement phase payment is made, as described in the "Calculation and Payment of Annuity Payments" section of this prospectus.

  Each business day, the early retirement phase annuity unit values are calculated for each investment option by updating the early retirement phase annuity unit value for each option from the previous business day to reflect the investment performance of the investment option for the current business period (net of any deductions and charges as reflected in the "net investment factor" for that investment option. See "Net Investment Factor" below).

During the Later Retirement Phase
  On the last day of the early retirement phase, or, if that day is not a business day, on the immediately preceding business day, we determine the number of later retirement phase annuity units for the contract.

  The contract was issued with a guaranteed annual annuity purchase rate based on the age(s) and gender(s) of the annuitant(s) at the time the early retirement phase ends. If, when your contract reaches the later retirement phase, we are using a purchase rate more favorable than the rate shown in your contract schedule pages, we will use the then current annuity purchase rate to determine the amount of the later retirement phase annuity units. It may be that, in keeping with actuarial trends, due to increases in longevity over time, our current purchase rates may become less favorable. In that event, the contract may provide a more favorable guarantee as to the minimum rate at which payments will be calculated during the later retirement phase.

  The number of later retirement phase annuity units in each investment option is determined by multiplying the value of the early retirement phase annuity units in that investment option on the last day of the early retirement phase by the annuity purchase rate described above and then dividing that result by 1,000 and then dividing that result by the later retirement phase annuity unit value for that investment option.

  Once determined, the number of later retirement phase annuity units remains level throughout the later retirement phase unless a transfer is made. The number of later retirement phase annuity units of each investment option will change effective with any transfer. Transfers between investment options are made by converting the number of later retirement phase annuity units to be transferred from the sending investment option to the number of later retirement phase annuity units of the receiving investment option(s) so that a later retirement phase annuity payment made on that business day would have produced the same dollar amount prior to or following the transfer.

 Example
   Assume the contract has 100,000 later retirement phase annuity units in investment option A and no later retirement phase annuity units in investment option B. You request to transfer 25% of your later retirement phase annuity units from investment option A to investment option B. Assume the later retirement phase annuity unit values of investment options A and B on the date of transfer are 2.00 and 4.00, respectively. As a result of the transfer, the number of later retirement phase annuity units in investment option A reduces to 75,000 (100,000 minus 25,000) and the number of later retirement phase annuity units in investment option B increases to 12,500 (25,000 x 2.00 / 4.00).

  Each business day, the later retirement phase annuity unit values are calculated for each investment option by updating the later retirement phase annuity unit value for each option from the previous business day to reflect the investment performance of the investment option for the current business period (net of any deductions and charges as reflected in the "net investment factor" for that option) relative to the assumed investment rate.

  In order for the later retirement phase annuity unit value to increase from one business day to the next business day, the daily investment performance of the investment option must exceed the daily equivalent of the assumed investment rate plus any deductions and charges. If the daily investment performance of the investment option does not exceed the daily equivalent of the assumed investment rate plus any deductions and charges, the later retirement phase annuity unit value will decrease.

Net Investment Factor
  Because a mortality and expense risk charge applies only during the later retirement phase and this charge reduces the net investment performance for each investment option, the determination of the net investment factor varies depending on whether early retirement phase annuity units or later retirement phase annuity units are being calculated.

  The net investment factor for early retirement phase annuity units is equal to 1.00 plus the net investment rate for the business period. This net investment rate is determined by:

   1.taking the sum of the accrued net investment income and capital gains and losses, realized or unrealized, of the investment option for the business period. The net investment income is affected by an investment advisory expense fee which is deducted from the funds in which the assets of the investment options of the separate account are invested; and

   2.dividing the result of (1) by the value of the investment option at the beginning of the business period; and

   3.for each calendar day in the business period, subtracting from the result of ((1) divided by (2)), an amount equal to any daily tax fee.

  The net investment factor for later retirement phase annuity units is equal to 1.00 plus the applicable net investment rate for the business period. The net investment rate is determined by:

   1.taking the sum of the accrued net investment income and capital gains and losses, realized or unrealized, of the investment option for the business period. The net investment income is affected by an investment advisory expense fee which is deducted from the funds in which the assets of the investment options of the separate account are invested; and

   2.dividing the result of (1) by the value of the investment option at the beginning of the business period; and

   3.for each calendar day in the business period, subtracting from the result of ((1) divided by (2)), an amount equal to the mortality and expense risk fee, if any, plus any daily tax fee.

Calculation and Payment of Annuity Payments
--------------------------------------------------------------------------------

  Under the contract, we make annuity payments to the owner each year beginning on the first contract anniversary and then on each subsequent contract anniversary while the annuitant in the case of a single life annuity, or at least one annuitant, in the case of a joint survivor life annuity, is alive. If a payment date falls on a non-business day or a date that does not occur in a given month, the annuity payment is calculated on the prior business day.

  The calculation of each annuity payment depends on whether the payment is made during the early retirement phase or later retirement phase of the contract. As described above, the owner selects the duration of the early retirement phase, generally within a ten (10) to thirty (30) year range, at the time the contract is applied for. The early retirement phase ends on the last contract anniversary during the selected number of years. The later retirement phase begins on the next business day.

 Example
   Assume the contract is issued on 2/1/2009 and you select an early retirement phase of 20 years. Early retirement phase annuity payments will begin on 2/1/2010 and will be made on each subsequent contract anniversary up to and including 2/1/2029. The later retirement phase begins on 2/2/2029 and the first later retirement phase annuity payment will be made on 2/1/2030.

Annuity Payments during the Early Retirement Phase
  During the early retirement phase, annuity payments are determined by multiplying the number of early retirement phase annuity units in each investment option by the annuity unit value for each investment option and then multiplying that amount by the early retirement phase payout percentage for the particular contract anniversary as shown in the contract's schedule pages. The early retirement phase payout percentages for each contract will be specific to each contract, and will not change after the contract has been issued. These percentages are determined at issue based on the age(s) and gender(s) of the annuitant(s) and the duration of the early retirement phase chosen by you.

  Each early retirement phase annuity payment will equal the sum of the payment amounts provided from each investment option in which the contract has early retirement phase annuity units. The amount of each annuity payment will vary with the investment experience of the investment options. Subsequent payments in the early retirement phase may be either higher or lower than the first payment in the early retirement phase.

  On each contract anniversary, immediately prior to making an early retirement phase annuity payment, we will apply an amount to the contract's assets in the separate account corresponding to the annuity payment amount then due. This amount is paid from our general account and purchases annuity units in each investment option in proportion to the contract's value of each investment option prior to the payment, as measured by annuity units.

  You may elect to defer all or part of each early retirement phase annuity payment by electing a percentage of each payment to be deferred when you purchase the contract. If you have made such an election, you may change it at any time by written notice acceptable to us. Any such change will apply only to future early retirement phase annuity payments and must be requested at least 30 days prior to a contract anniversary for it to apply to the annuity payment due on that contract anniversary. On the contract anniversary, or if the contract anniversary is not a business day, on the preceding business day, we will release the number of annuity units whose value equals the portion of the early retirement phase annuity payment that is not deferred and will make this payment to the owner.

 Example
   Assume the contract has early retirement phase annuity units in only one investment option. Assume the number of early retirement phase annuity units in the investment option is 100,000 and the early retirement phase annuity unit value of such investment option on the first contract anniversary is
 2.00. Also assume that the early retirement phase payout percentage for the first contract anniversary is 1.00%. The early retirement phase annuity payment is equal to 1.00% x 100,000 x 2.00 = $2,000.

   The $2,000 payment is equivalent to 1,000 early retirement phase annuity units ($2,000 / 2.00). Prior to making the payment, the early retirement phase annuity units in the investment option increase to 101,000 (100,000 + 1,000). If you chose to defer the entire payment, the early retirement phase annuity units will remain at 101,000. If instead you chose to receive the payment, the early retirement phase annuity units corresponding to the payment would be released and the early retirement phase annuity units would reduce to 100,000.

  Deferring payments has the effect of increasing the number of annuity units in the investment options which will provide the potential for higher subsequent annuity payments. Any early retirement phase annuity payments, or portions thereof, that are deferred cannot be claimed, requested or withdrawn during the early retirement phase. Should the contract terminate during the early retirement phase, you forfeit the value of any deferred payment amounts.

Annuity Payments during the Later Retirement Phase
  During the later retirement phase, annuity payments are calculated based on the performance of each investment option in relation to the assumed investment rate as reflected in the later retirement phase annuity unit values for the investment options. Annuity payments made during the later retirement phase are equal to the sum of the annuity payment amounts from each investment option in which the contract then has later retirement phase annuity units. The amount of the annuity payment from each investment option is equal to the number of later retirement phase annuity units for that investment option multiplied by the later retirement phase annuity unit value for that investment option on the date of payment.

  In general, your later retirement phase annuity payments will increase if the performance of the investment options (net of any expenses) is greater than the assumed investment rate and will decrease if the performance is less than the assumed investment rate. As a result, subsequent payments in the later retirement phase may be either higher or lower than the first payment in the later retirement phase.

  Later retirement phase annuity payments may not be deferred.

 Example
   Assume the contract has later retirement phase annuity units in only one investment option. Assume the number of later retirement phase annuity units in the investment option is 25,000 and the later retirement phase annuity unit value of such investment option on a contract anniversary during the later retirement phase is 3.00. The later retirement phase annuity payment for that contract anniversary is equal to 25,000 x 3.00 = $75,000.

Methods of Transfer
--------------------------------------------------------------------------------

  You may request transfers of all or a portion of the contract's annuity units between and among the investment options by calling us at the phone number shown on page one of this prospectus or by submitting a written request to the address listed on page one of this prospectus. We may offer other methods of transfer or make changes to these methods at any time. The number of annuity units of any investment option being transferred will change as a result of any transfer, as described in the "Calculation of Annuity Units and Annuity Unit Values."

  You may permit your registered representative or investment advisor to submit transfer requests on your behalf. PHL Variable and Phoenix Equity Planning Corporation ("PEPCO"), our national distributor, will use reasonable procedures to confirm that transfer instructions are genuine. We require verification of account information and will record telephone instructions. You will receive written confirmation of all transfers. PHL Variable and PEPCO may be liable for following unauthorized instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that PHL Variable and PEPCO reasonably believe to be genuine.

  These transfer privileges may be modified or terminated at any time on a case by case basis. In particular, during times of extreme market volatility, transfer privileges may be difficult to exercise. In such cases, you should submit written instructions. If you have authorized your registered representative or investment advisor to make transfers on your behalf, he or she may submit your transfer request in a batch of requests for multiple contract owners. Like an individual transfer request, the transfer request must be submitted in good order to be processed.

  We do not charge for transfers at this time. However, we reserve the right to charge a fee of $25 for each transfer after your first 12 transfers in a contract year.

Market Timing and Other Disruptive Trading
--------------------------------------------------------------------------------

  We discourage market timing activity, frequent transfers of contract value among investment options and other activity determined to be "Disruptive Trading," as described below. Your ability to make transfers among investment options under the contract is subject to modification if we determine, in our sole opinion, that your exercise of the transfer privilege constitutes Disruptive Trading that may disadvantage or potentially harm the rights or interests of other contract or policy owners.

  Disruptive Trading includes, but is not limited to: frequent purchases, redemptions and transfers; transfers into and then out of an investment option in a short period of time; and transfers of large amounts at one time. The risks and harmful effects of Disruptive Trading include:

.. dilution of the interests of long-term investors in an investment option, if market timers or others transfer into or out of the investment option rapidly in order to take advantage of market price fluctuations;

.. an adverse affect on portfolio management, as determined by portfolio management in its sole discretion, such as causing the underlying fund to maintain a higher level of cash than would otherwise be the case, or causing the underlying fund to liquidate investments prematurely; and

..  increased brokerage and administrative expenses.

  To protect our contract and policy owners and the underlying funds from Disruptive Trading, we have adopted certain policies and procedures.

  Under our Disruptive Trading policy, we can modify your transfer privileges for some or all of the investment options. Modifications include, but are not limited to, not accepting a transfer request from you or from any person, asset allocation service, and/or market timing service made on your behalf. We may also limit the amount that may be transferred into or out of any investment option at any one time. Unless prohibited by the terms of your contract or policy, we may (but are not obligated to):

.. limit the dollar amount and frequency of transfers (e.g., prohibit more than one transfer a week, or more than two a month, etc.),

.. restrict the method of making a transfer (e.g., require that all transfers into a particular investment option be sent to us by first class U.S. mail and/or rescind telephone transfer privileges),

.. require a holding period for some investment options (e.g., prohibit transfers into a particular investment option within a specified period of time after a transfer out of that investment option),

.. or implement and administer redemption fees imposed by one or more of the underlying funds, or

..  impose other limitations or restrictions.

  Currently, we attempt to detect Disruptive Trading by monitoring both the dollar amount of individual transfers and the frequency of a contract or policy owner's transfers. With respect to both dollar amount and frequency, we may consider an individual transfer alone or when combined with transfers from other contracts or policies owned by or under the control or influence of the same individual or entity. If you have authorized your registered representative or investment advisor to request transfers on your behalf, he or she may submit your transfer request in a batch of requests for multiple contract or policy owners. We monitor these transfers on an individual basis, rather than on a batch basis. We currently review transfer activity on a regular basis. We also consider any concerns brought to our attention by the managers of the underlying funds. We may change our monitoring procedures at any time without notice.

  Because we reserve discretion in applying these policies, they may not be applied uniformly. However, we will to the best of our ability apply these policies uniformly. Consequently, there is a risk that some contract owners could engage in Disruptive Trading while others will bear the effects of their activity.

  Currently, we attempt to detect Disruptive Trading by monitoring activity for all policies. Possible Disruptive Trading activity may result in our sending a warning letter advising the owner of our concern. Regardless of whether a warning letter is sent, once we determine that Disruptive Trading activity has occurred, we may revoke the owner's right to use certain methods to make transfers. We will notify contract owners in writing (by mail to their address of record on file with us) if we limit their trading.

  We have adopted these policies and procedures as a preventative measure to protect all contract owners from the potential effects of Disruptive Trading, while recognizing the need for contract owners to have available reasonable and convenient methods of making transfers that do not have the potential to harm other contract owners.

  We currently do not make any exceptions to the policies and procedures discussed above to detect and deter Disruptive Trading. We may reinstate certain transfer privileges after they are revoked, but we will not reinstate these privileges if we have reason to believe that they might be used thereafter for Disruptive Trading.

  We cannot guarantee that our monitoring will be 100% successful in detecting and restricting all transfer activity that constitutes Disruptive Trading. Moreover, we cannot guarantee that revoking or limiting a contract owner's transfer privileges will successfully deter all Disruptive Trading. In addition, some of the underlying funds are available to insurance companies other than Phoenix and we do not know whether those other insurance companies have adopted any policies and procedures to detect and deter Disruptive Trading, or if so what those policies and procedures might be. Because we may not be able to detect or deter all Disruptive Trading and because some of these funds are available through other insurance companies, some contract owners may be treated differently than others, resulting in the risk that some contract owners could engage in Disruptive Trading while others will bear the effects of their activity.

  Orders for the purchase of underlying fund shares are subject to acceptance by the relevant fund. The DFA VA Global Bond Portfolio and the DFA VA Global Moderate Allocation Portfolio reserve the right to pay any redemption proceeds in-kind in compliance with Rule 18-1 under the 1940 Act, rather than in cash, as described in the prospectus for these funds. Phoenix has entered into information sharing agreements with the underlying funds of this variable product as required by Rule 22c-2 of the Investment Company Act of 1940. The purpose of the information sharing is to provide information to the underlying funds so that they can monitor, warn, and restrict contract owners who may be engaging in disruptive trading practices as determined by the underlying funds. We reserve the right to reject, without prior notice, any transfer request into any investment option if the purchase of shares in the corresponding underlying fund is not accepted for any reason. We may, without prior notice, take whatever action we deem appropriate to comply with or take advantage of any state or federal regulatory requirement.

  We do not include transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Rebalancing or other similar programs when applying our Disruptive Trading policy. Those programs are not available for this contract.

Deductions and Charges
--------------------------------------------------------------------------------

Deductions from the Premium
Tax
  We consider any tax charged by a state or municipality on premium, whether or not characterized as premium tax, any such other state or local taxes imposed or other governmental charge which may be required based on the laws of the state or municipality of delivery, the owner's state or municipality of residence on the contract date to be a tax. Taxes on the premium currently range from 0% to 3.5%. For a list of states and taxes, see Appendix B.

Deductions from the Separate Account
Transfer Charge
  We currently do not charge for transfers of annuity units among investment options. We may charge up to $25 per transfer for each transfer after the twelfth in any contract year. If we assessed a transfer charge, each of the investment options to which amounts are to be transferred would bear a pro-rata share of the transfer charge.

Mortality and Expense Risk Fee
  During the later retirement phase, we make a daily deduction from each investment option for the mortality and expense risk fee. The current fee is based on an annual rate of up to 1.25% of the daily net assets of the investment options. The fee is deducted daily and is reflected in each investment option's later retirement phase annuity unit value. This fee compensates us for the risk that annuitants as a class may live longer than expected (requiring a greater number of annuity payments) and that our actual expenses may be higher than the expense charges provided for in the contract. If the charges prove insufficient to cover actual administrative costs, then the loss will be borne by us; conversely, if the amount deducted proves more than sufficient, the excess will be a profit to us.

Other Charges
  As compensation for investment management services, the investment advisors to the underlying funds are entitled to a fee, payable monthly and based on an annual percentage of the average daily net asset values of each fund. These fund charges and other fund expenses are described more fully in the fund prospectuses.

Commuted Value
--------------------------------------------------------------------------------

  Immediately following the end of the early retirement phase until the last day of that contract year, a commuted value is available for full withdrawal. This period is called the commutation period and is shown in the contract's schedule pages. The commuted value for each investment option is equal to the contract's early retirement phase annuity units in that investment option multiplied by the early retirement phase annuity unit value for that investment option. The total commuted value is the sum of the commuted values for each investment option.

 Example
   Assume the contract has annuity units in only one investment option and the contract is within the commutation period. Assume the number of early retirement phase annuity units in the investment option is 100,000 and the early retirement phase annuity unit value of such investment option is 2.00. The commuted value is $200,000 (100,000 x 2.00).

  You may withdraw the commuted value only during the commutation period by submitting your request on our administrative form. The commuted value will be determined on the business day on which we receive your request in good order, or, if we receive your request on a non-business day, we will determine the commuted value on the next business day. On the date we process a full withdrawal of the commuted value, the contract terminates and no further payments or amounts are owed under the contract. You may not make a partial withdrawal of the commuted value.

Death Benefit
--------------------------------------------------------------------------------

During the Early Retirement Phase
  During the early retirement phase, the contract does not provide a death benefit. The contract terminates without value upon the death of the annuitant, in the case of a single life annuity, or of the surviving annuitant, in the case of a joint survivor life annuity.

During the Later Retirement Phase
  During the later retirement phase, the contract provides a death benefit on a "unit refund" basis. The death benefit is payable upon the death of the annuitant, in the case of the single life annuity, or the surviving annuitant, in the case of the joint survivor life annuity. This type of death benefit provides for a sum to be paid upon death while the contract has remaining later retirement phase refund annuity units. Once all of the later retirement phase refund annuity units have been paid out as annuity payments, no death benefit is payable and the contract terminates upon the death of the annuitant or surviving annuitant, as applicable.

  The death benefit is equal to any remaining later retirement phase refund annuity units in each investment option multiplied by the later retirement phase annuity unit value for each investment option on the date we receive due proof of death. The total death benefit is the sum of the death benefit for each investment option.

  Later retirement phase refund annuity units are first calculated on the day the early retirement phase ends. At that time, the number of later retirement phase refund annuity units in each investment option is determined by dividing the value of the early retirement phase annuity units in that investment option on the last day of the early retirement phase by the later retirement phase annuity unit value for that investment option.

  Each time a later retirement phase annuity payment is made, the later retirement phase refund annuity units in each investment option are reduced by the number of later retirement phase annuity units of such investment option contained in the payment. However, later retirement phase annuity units will not be reduced below zero.

 Example
   Assume the contract has later retirement phase annuity units in only one investment option. Assume the number of later retirement phase annuity units in the investment option is 25,000 and the original number of later retirement phase refund annuity units was 200,000. Assume that no transfers occur.

   When the first later retirement phase annuity payment is made, the remaining later retirement phase refund annuity units are reduced to 175,000 (200,000 minus 25,000). Assume the later retirement phase annuity unit value following the payment is 2.00. The death benefit after the payment is $350,000 (175,000 x 2.00).

   When the eighth later retirement phase annuity payment is made, the remaining later retirement phase refund annuity units will be reduced to zero (25,000 x 8 = 200,000). At any time following the eighth later retirement phase payment, there is no death benefit payable since all later retirement phase refund annuity units have been returned as annuity payments.

  The number of remaining later retirement phase refund annuity units of each investment option will change effective with any transfer in the same proportion as the change in later retirement phase annuity units as a result of the transfer.

  The death benefit, if any, will be payable in a single lump sum. At time of payment, the owner or contract beneficiary may elect to have the death benefit proceeds invested in a supplemental contract with us; such supplemental contract will be determined as of the date of payment of the death benefit. The recipient of the death benefit may have other options regarding the death benefit after it becomes payable. See "Federal Income Taxes" for more details.

Termination of the Contract
--------------------------------------------------------------------------------

  The contract terminates on the earliest of the following events:

.. The death of the annuitant, in the case of the single life annuity, or the surviving annuitant, in the case of the joint survivor life annuity;

..  The date the commuted value is withdrawn during the commutation period.

Separate Account Valuation Procedures
--------------------------------------------------------------------------------

Business Day
  The assets of the separate account are valued on each business day; that is, each day the New York Stock Exchange ("NYSE") is open for trading and we are open for business. However, transaction processing may be postponed for the following reasons:

   1.the NYSE is closed or may have closed early;

   2.the SEC has determined that a state of emergency exists; or

   3.on days when a certain market is closed (e.g., the U.S. Government bond market is closed on Columbus Day and Veteran's Day).

  The NYSE Board of Directors reserves the right to change the NYSE schedule as conditions warrant. On each business day, the value of the separate account is determined at the close of the NYSE (usually 4:00 p.m. eastern time).

Business Period
  A business period is that period of time from the beginning of the day following a business day to the end of the next following business day.

Miscellaneous Provisions
--------------------------------------------------------------------------------

Assignment
  Owners of contracts may assign their interest in the contract without the consent of the beneficiary. We will not be on notice of such an assignment unless written notice of such assignment is filed with us. Assignment may result in current taxable income. See "Federal Income Taxes."

Payment Deferral
  Payment of the commuted value or death benefit will be made in one lump sum within seven days after our receipt of the written request made in good order unless another payment option has been agreed upon by you and us. We may be required to suspend or postpone payment of the commuted value, a death benefit or a transfer when (a) the NYSE is closed, other than customary weekend and holiday closings, (b) trading on the NYSE is restricted, (c) an emergency exists as a result of which disposal of securities in the investment option is not reasonably practicable or we cannot reasonably value the shares of the funds or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, will determine whether conditions described in (b), (c) or (d) exist.

Free Look Period
  We may mail the contract to you or we may deliver it to you in person. You have the right to review and return the contract. If for any reason you are not satisfied, you may return it within 10 days (or later, if applicable law requires) after you receive it and cancel the contract. You will receive in cash the premium paid.

Amendments to Contracts
  Contracts may be amended to conform to changes in applicable law or interpretations of applicable law. Changes in the contract may need to be approved by owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC.

Substitution of Fund Shares
  If, in the judgment of PHL Variable's management, one or more of the underlying funds become unsuitable for investment by contract owners or fails to attract sufficient assets, we reserve the right to substitute annuity units of another investment option for annuity units already purchased or to be purchased in the future by premium payments under this contract. Any substitution will be subject to approval by the SEC, if required, and where required, one or more state insurance departments.

Federal Income Taxes
--------------------------------------------------------------------------------

Federal Income Taxes
Introduction
  The contracts are designed for use with retirement plans which are not tax-qualified plans ("non-qualified contracts"). The contracts may not be issued with qualified plans or Individual Retirement Annuities (IRAs) under the provisions of the Internal Revenue Code of 1986, (the "Code"). The following discussion is general in nature and is not intended as individual tax advice. The income tax rules are complicated and this discussion is intended only to make you aware of the issues. Each person should consult an independent tax or legal advisor. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other tax laws. Because this discussion is based upon our understanding of the federal income tax laws as they are currently interpreted, we cannot guarantee the income tax status of any contract either currently or in the future. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). From time to time, there are regulatory or legislation proposals or changes that do or could impact the taxation of annuity contracts; if enacted, these changes could be retroactive. At this time, we do not have any specific information about any pending proposals that could affect this contract. We reserve the right to make changes to the contract to assure that it continues to qualify as an annuity for federal income tax purposes or to make changes to our administrative procedures to comport with guidance issued by the IRS or by any Court. For a discussion of federal income taxes as they relate to the funds, please see the fund prospectuses.

  Note on Terminology: The Internal Revenue Code uses the term "policyholder", in describing the owner of an annuity. This section will follow the Internal Revenue Code terminology in describing specific provisions of the Code.

Income Tax Status
  We are taxed as a life insurance company under the Internal Revenue Code of 1986 (the "Code"), as amended. For federal income tax purposes, the separate account is not a separate entity from Phoenix Life Insurance Company, PHL Variable Insurance Company or Phoenix Life and Annuity Company and will not be taxed separately as under the "regulated investment company" provisions (Subchapter M) of the Code.

  Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of the separate account and each contract. Investment income of the separate account, including realized net capital gains, is not taxed to us. Due to our income tax status under current provisions of the Code, no charge currently will be made to the separate account for our federal income taxes which may be attributable to the separate account. We reserve the right to make a deduction for taxes should they be imposed on us with respect to such items in the future, if changes are made affecting the income tax treatment to our variable life insurance and/or variable annuity contracts, or if changes occur in our income tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the separate account.

Taxation of Annuities in General--Nonqualified Plans
  Code section 72 governs taxation of annuities. In general, a policyholder (contract owner) is not taxed on increases in contract value until a distribution is made. However, in certain cases, the increase in value may be subject to tax currently. See "Contracts Owned by Non-Natural Persons," "Owner Control" and "Diversification Standards" below.

Amounts Not Received as an Annuity
  Code section 72 provides that an amount which is not received as an annuity, including an amount received as a withdrawal or surrender of the contract or any amount received prior to the annuity starting date will be treated as taxable income to the extent the amounts held under the contract exceed the "investment in the contract." The "investment in the contract" is that portion, if any, of contract purchase payments (premiums) that have not been excluded from the policyholder's gross income ("after-tax monies"). The taxable portion is taxed as ordinary income in an amount equal to the value of the amount received in excess of the "investment in the contract." For purposes of this rule, a pledge, loan or assignment of a contract is treated as an amount not received as an annuity.

  Under this contract, we believe that amounts received during the early retirement phase are properly treated for tax purposes as amounts received prior to the annuity starting date and are taxed as amounts not received as an annuity. While these amounts are from an immediate payout annuity under state law, under current IRS guidance, the ability to defer each payment raises a question about whether the payments in the early retirement phase are made after the annuity starting date, as this is defined in the Income Tax Regulations. There is no published guidance from the IRS on this issue and it is possible that the IRS or a Court may reach a different conclusion concerning the amounts received during the early retirement phase. Until such guidance is issued or Court decision is reached, we will treat the payouts during the early retirement phase as amounts not received as an annuity.

  An amount received during the commutation period is an amount not received as an annuity since this amount is in full discharge of the obligation under the contract.

Amounts Received as an Annuity
  Amounts received after the annuity starting date which satisfy specified Income Tax Regulations are taxed as amounts received as an annuity. For these amounts, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income.

  Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable.

  Under this contract, we believe that amounts received during the later retirement phase are properly treated for tax purposes as amounts received after the annuity starting date and are taxed as amounts received as an annuity. Pending any change in law, IRS guidance, or Court decision to the contrary, we will treat these payments as such. Since this is a variable contract, beginning with the first annuity payment made during the later retirement phase, an exclusion ratio will be computed by utilization of the applicable IRS formula and tables then in effect.

Immediate Annuity
  While this contract is an immediate annuity under applicable state law, we believe that it will not qualify as an immediate annuity for federal income tax purposes. For tax purposes, under an immediate annuity the payments must be substantially equal during the annuity period. Due to the payout pattern of this contract, it is unclear if this requirement can be met There is no published guidance from the IRS on this issue and it is possible that the IRS or a Court may reach a different conclusion or there could be a change in law. Until such guidance is issued, Court decision is reached, or the law is changed, we will not treat the payments as coming from an immediate annuity.

Penalty Tax on Certain Surrenders and Withdrawals--Nonqualified Contracts
  Amounts surrendered, withdrawn or distributed before the policyholder/taxpayer reaches age 59 1/2 are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the policyholder (or where the holder is not an individual, the death of the "primary annuitant," defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans (such distributions may, however, be subject to a similar penalty under Code section 72(t) relating to distributions from qualified retirement plans and to a special penalty of 25% applicable specifically to SIMPLE IRAs or other special penalties applicable to Roth IRAs); (v) allocable to investment in the contract before August 14, 1982;
(vi) under a qualified funding asset (as defined in Code section 130(d));
(vii) under an immediate annuity contract (as defined in Code section 72(u)(4)); or (viii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service. Please note that future legislation or regulations may modify the conditions under which distributions may be received without tax penalty.

Additional Considerations
Distribution-at-Death Rules
  For a nonqualified annuity contract to be treated as an annuity contract for federal income tax purposes, a contract must provide the following two distribution rules: (a) if the policyholder dies on or after the annuity starting date, and before the entire interest in the contract has been distributed, the remainder of the policyholder's interest will be distributed at least as rapidly as the method in effect on the policyholder's death; and
(b) if a policyholder dies before the annuity starting date, the policyholder's entire interest generally must be distributed within five (5) years after the date of death, or if payable to a designated beneficiary, may be annuitized over the life or life expectancy of that beneficiary and payments must begin within one (1) year after the policyholder's date of death. If the beneficiary is the spouse of the holder, the contract may be continued in the name of the spouse as holder. Similar distribution requirements apply to annuity contracts under qualified plans and IRAs.

  If the policyholder is not an individual, the primary annuitant shall be treated as the policyholder. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout of the contract. Death of the primary annuitant is treated as death of the policyholder. A contract owned by a nongrantor trust is a contract under which the policyholder is not an individual.

  Any death benefits paid under the contract are taxable to the beneficiary at ordinary rates to the extent amounts exceed investment in the contract. Estate taxes and state income taxes may also apply.

Transfer of Annuity Contracts
  Transfers of contracts for less than full and adequate consideration at the time of such transfer will trigger taxable income on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the policyholder's income. This provision does not apply to transfers between spouses or transfers incident to a divorce.

Section 1035 Exchanges
  Code section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts generally succeeds to the status of the surrendered contract. For non-qualified contracts, the contract proceeds must be transferred directly from one insurer to another insurer; they cannot be sent to the policyholder by the original insurer and then transmitted from the policyholder to the new insurer. Exchanges are permitted of the entire contract or a portion of the contract. Policyholders contemplating exchanges under Code section 1035 should consult their tax and/or legal advisors. Due to the nature of this contract, there is no amount to be exchanged except during the commutation period. The single premium can be paid by way of a section 1035 exchange from another non-qualified annuity contract.

Multiple Contracts
  Code section 72(e)(12)(A)(ii) provides that for purposes of determining the amount of any distribution under Code section 72(e) (amounts not received as annuities) that is includable in gross income, all annuity contracts issued by the same insurer (or affiliate) to the same policyholder during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the annuity starting date, such as a withdrawal, dividend or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

Diversification Standards
Diversification Regulations
  Code section 817(h) requires that all contracts be adequately diversified. Treasury regulations define the requirements and generally permit these requirements to be satisfied using separate accounts with separate funds or series of a fund, each of which meets the requirements. The regulations generally require that, on the last day of each calendar quarter the assets of the separate accounts or series be invested in no more than:

..  55% in any 1 investment

..  70% in any 2 investments

..  80% in any 3 investments

..  90% in any 4 investments

  A "look-through" rule applies to treat a pro rata portion of each asset of a series of a fund as an asset of the separate account, and each series of the funds is tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

  We represent that we intend to comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.

Owner Control
  The Treasury Department has indicated that the Diversification Regulations do not provide exclusive guidance regarding the circumstances under which policyholder control of the investments of the separate account will cause the policyholder to be treated as the owner of the assets of the separate account. It is also critical that the insurance company and not the policyholder have control of the assets held in the separate accounts. A policyholder can allocate account values from one fund of the separate account to another but cannot direct the investments each fund makes. If a policyholder has too much "investor control" of the assets supporting the separate account funds, then the policyholder may be taxed on the gain in the contract as it is earned.

  In 2003, formal guidance (Revenue Ruling 2003-91) was issued that indicated that if the number of underlying mutual funds available in a variable insurance contract does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. This guidance also states that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate any specific number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

  The Revenue Ruling considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the policyholder could exercise over the investment assets held by the insurance company under the variable contracts was not sufficient to cause the policyholder to be treated as the owner of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under this contract, like the contracts described in the Revenue Ruling, there is no arrangement, plan, contract, or agreement between the policyholder and us regarding the availability of a particular investment option and, other than the policyholder's right to allocate premium payments and transfer funds among the available investment options, all investment decisions concerning the investment options will be made by us or an advisor in its sole and absolute discretion.

  At this time, it cannot be determined whether additional guidance will be provided on this issue and what standards may be contained in such guidance. Should there been additional rules or regulations on this issue, including limitations on the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment, we reserve the right to modify the contract to the extent required to maintain favorable tax treatment.

Withholding and Information Reporting
  We are required to file information returns with the IRS and state taxation authorities in the event that there is a distribution from your contract that may have tax consequences and in certain other circumstances. In order to comply with our requirements, from time to time, we request that the policyholder provide certain information, including social security number or tax identification number and current address.

  In addition to information reporting, we are also required to withhold federal income taxes on the taxable portion of any amounts received under the contract unless you elect to not have any withholding or in certain other circumstances. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. Special withholding rules apply to payments made to nonresident aliens.

  You are liable for payment of federal income taxes on the taxable portion of any amounts received under the contract. You may be subject to penalties if your withholding or estimated tax payments are insufficient. Certain states also require withholding of state income taxes on the taxable portion of amounts received. State laws differ regarding the procedure by which these amounts are computed and the extent to which a policyholder can elect out of withholding.

  In 2004, the Department of Treasury ruled that income received by residents of Puerto Rico under a life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax. See Rev. Rul. 2004-74, 2004-31 I.R.B. 109. This ruling is also understood to apply to other nonresident alien policyholders. Although the ruling was directed at a life insurance policy, it may also apply to an annuity contract.

Spousal Definition
  Federal law requires that under the Internal Revenue Code, the special provisions relating to a "spouse" relate only to persons considered as spouses under the Defense of Marriage Act (DOMA), Pub. L. 104-199. Under this Act, a spouse must be a man or a woman legally joined. Individuals married under State or foreign laws that permit a marriage between two men or two women are not spouses for purposes of the Internal Revenue Code. Individuals participating in a civil union or other like status are not spouses for purposes of the Internal Revenue Code.

Sales of Contracts
--------------------------------------------------------------------------------

  PHL Variable has designated Phoenix Equity Planning Corporation ("PEPCO") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a distribution agreement. PEPCO, which is an affiliate of the PHL Variable, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the PHL Variable and its affiliated companies. PHL Variable reimburses PEPCO for expenses PEPCO incurs in distributing the contracts (e.g. commissions payable to retail broker-dealers who sell the contracts). PEPCO does not retain any fees under the contracts; however, PEPCO may receive 12b-1 fees from any underlying fund having a 12b-1 plan for distribution financing. No currently offered fund has such a plan in effect.

  PEPCO and PHL Variable may enter into selling agreements with broker-dealers who are registered with the SEC and are members of the FINRA, and with entities that may offer the contracts but are exempt from registration. Enrollments for the contract may be taken by registered representatives who are associated persons of such broker-dealer or investment adviser firms and the company and PEPCO may accept unsolicited enrollments directed to PEPCO. PHL Variable intends to offer the contract in all jurisdictions where it is licensed to do business and where the contract is approved. The contracts are offered on a continuous basis.

  PEPCO's principal executive offices are located at 610 W.Germantown Pike, Suite 460, Plymouth Meeting, PA 19462. PEPCO is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, or ("FINRA") (formerly known as the National Association of Securities Dealers, Inc. or NASD).

Compensation
  While no compensation is paid to a broker-dealer or its registered representatives by PHL Variable, PEPCO or any party affiliated with PHL Variable or PEPCO for sales of this contract, typically, broker-dealers who have selling agreements with PEPCO and PHL Variable are paid compensation for the promotion and sale of variable annuity contracts. Registered representatives who solicit sales of variable annuity contracts typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

State Regulation
--------------------------------------------------------------------------------

  We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We are also subject to the applicable insurance laws of all the other states and jurisdictions in which we conduct insurance business.

  State regulation of PHL Variable includes certain limitations on the investments that may be made for its general account and separate accounts. It does not include, however, any supervision over the investment policies of the separate account.

Reports
--------------------------------------------------------------------------------

  Reports showing your annuity units and annuity payment information will be furnished to you at least annually.

Voting Rights
--------------------------------------------------------------------------------

  All of the assets of the separate account are allocated to investment options that in turn invest in shares of a corresponding underlying mutual fund. We own those shares and as such have the right to vote to elect the Board of Trustees of the funds, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholder' meeting. We will send you or, if permitted by law, make available electronically, proxy material, reports and other materials relevant to the investment options in which you have a voting interest. In order to vote you must complete the proxy form and return it with your voting instructions. You may also be able to vote your interest by telephone or over the internet if such instructions are included in the proxy material. We will vote all of the shares we own on your behalf, in accordance with your instructions. We will vote the shares for which we do not receive instructions, and any other shares we own, in the same proportion as the shares for which we do receive instructions. This process may result in a small number of contract owners controlling the vote.

  In the future, to the extent applicable federal securities laws or regulations permit us to vote some or all shares of the fund in our own right, we may elect to do so.

  Matters on which owners may give voting instructions include the following:
(1) election or removal of the Board of Trustees of a fund; (2) ratification of the independent accountant for a fund; (3) approval or amendment of the investment advisory agreement for the series of the fund corresponding to the owner's selected investment option(s); (4) any change in the fundamental investment policies or restrictions of each such series; and (5) any other matter requiring a vote of the shareholders of a fund. With respect to amendment of any investment advisory agreement or any change in a series' fundamental investment policy, owners participating in such series will vote separately on the matter.

  The number of votes that you have the right to cast will be determined by applying your percentage interest in an investment option to the total number of votes attributable to the investment option. In determining the number of votes, fractional shares will be recognized. The number of votes for which you may give us instructions will be determined as of the record date for fund shareholders chosen by the Board of Trustees of a fund.

The Phoenix Companies, Inc.--Legal Proceedings about Company Subsidiaries
--------------------------------------------------------------------------------

  We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, employer, investor or investment advisor. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

  State regulatory bodies, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things, our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

  For example, in the fourth quarter of 2008, the State of Connecticut Insurance Department initiated the on-site portion of a routine financial examination of the Connecticut domiciled life insurance subsidiaries of Phoenix for the five year period ending December 31, 2008.

  Regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

SAI Table of Contents
--------------------------------------------------------------------------------

   The SAI contains more specific information and financial statements relating to the separate account and PHL Variable. The table of contents of the SAI follows:

..  PHL Variable Insurance Company
..  Underwriter
..  Services
..  Calculation of Yield and Return
..  Experts

  Owner inquiries and requests for an SAI should be directed, in writing, to us at the address listed on page one of this prospectus.

APPENDIX A - Illustrations of Annuity Payments Assuming Hypothetical Rates of Return
--------------------------------------------------------------------------------

  The following illustrations have been prepared to show how investment performance affects variable annuity payments over time.

  The annuity payments reflect three different assumptions for a constant investment return before all fees and expenses: 0%, 6% and 12%. These are hypothetical rates of return and we do not guarantee that the contract would earn these returns for any one-year or sustained period of time. The tables are for illustrative purposes only and do not represent past or future investment returns.

  The annuity payments may be more or less than shown if the actual returns of the investment options are different than those illustrated. Since it is very likely that investment returns will fluctuate over time, the amount of annuity payments will also fluctuate. The number of annuity payments received will depend on how long the annuitant(s) live.

  In the early retirement phase, the dollar amounts of annuity payments will vary depending on the cumulative investment return of the investment options, the number of early retirement annuity units and the early retirement phase payout percentages specific to the annuitant(s).

  In the later retirement phase, the dollar amounts of annuity payments will vary depending on the cumulative investment returns of the investment options in relation to the assumed investment rate, and the number of later retirement phase annuity units.

  The annuity payments reflect the deduction of all fees and expenses, and the deduction of maximum fund expenses of 0.50% annually of the assets of the investment option. Actual fund fees and expenses will vary from year to year and may be higher or lower than the assumed rate.

  The illustrations below represent hypothetical annuity payments for the single life annuity payment option for a male, age 65, and the single life annuity payment option for a female, age 65, assuming a single premium of $100,000, an early retirement phase of 20 years, that the guaranteed annuity purchase rate is used to determine later retirement phase annuity units, and that the annuitant dies after turning age 100.

                                                  0% gross return
                          ---------------------------------------------------------------
                                      Male 65                        Female 65
                          ------------------------------- -------------------------------
                          No Deferral of 100% Deferral of No Deferral of 100% Deferral of
                              Early           Early           Early           Early
                            Retirement      Retirement      Retirement      Retirement
 Contract     Annuitant   Phase Annuity   Phase Annuity   Phase Annuity   Phase Annuity
Anniversary  Attained Age    Payments        Payments        Payments        Payments
-----------  ------------ -------------- ---------------- -------------- ----------------
      1.....      66                 710               --            441               --
      2.....      67                 784               --            484               --
      3.....      68                 870               --            529               --
      4.....      69                 973               --            576               --
      5.....      70               1,089               --            627               --
      6.....      71               1,217               --            686               --
      7.....      72               1,358               --            755               --
      8.....      73               1,509               --            837               --
      9.....      74               1,664               --            939               --
     10.....      75               1,831               --          1,058               --
     11.....      76               2,012               --          1,196               --
     12.....      77               2,211               --          1,353               --
     13.....      78               2,430               --          1,529               --
     14.....      79               2,672               --          1,719               --
     15.....      80               2,938               --          1,930               --
     16.....      81               3,230               --          2,167               --
     17.....      82               3,548               --          2,433               --
     18.....      83               3,894               --          2,732               --
     19.....      84               4,270               --          3,066               --
     20.....      85               4,676               --          3,443               --
     21.....      86               8,165           12,969          7,573           10,248
     22.....      87               7,677           12,194          7,120            9,635
     23.....      88               7,217           11,464          6,694            9,058
     24.....      89               6,786           10,779          6,294            8,517
     25.....      90               6,380           10,134          5,917            8,007
     26.....      91               5,998            9,528          5,563            7,528
     27.....      92               5,640            8,958          5,231            7,078
     28.....      93               5,302            8,422          4,918            6,655
     29.....      94               4,985            7,919          4,624            6,257

                                                  0% gross return
                          ---------------------------------------------------------------
                                      Male 65                        Female 65
                          ------------------------------- -------------------------------
                          No Deferral of 100% Deferral of No Deferral of 100% Deferral of
                              Early           Early           Early           Early
                            Retirement      Retirement      Retirement      Retirement
 Contract     Annuitant   Phase Annuity   Phase Annuity   Phase Annuity   Phase Annuity
Anniversary  Attained Age    Payments        Payments        Payments        Payments
-----------  ------------ -------------- ---------------- -------------- ----------------
     30.....     95                4,687            7,445          4,347            5,883
     31.....     96                4,407            7,000          4,087            5,531
     32.....     97                4,143            6,581          3,843            5,200
     33.....     98                3,895            6,187          3,613            4,889
     34.....     99                3,662            5,817          3,397            4,597
     35.....     100               3,443            5,469          3,194            4,322

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON MANY FACTORS.

                                                  6% gross return
                          ---------------------------------------------------------------
                                      Male 65                        Female 65
                          ------------------------------- -------------------------------
                          No Deferral of 100% Deferral of No Deferral of 100% Deferral of
                              Early           Early           Early           Early
                            Retirement      Retirement      Retirement      Retirement
 Contract     Annuitant   Phase Annuity   Phase Annuity   Phase Annuity   Phase Annuity
Anniversary  Attained Age    Payments        Payments        Payments        Payments
-----------  ------------ -------------- ---------------- -------------- ----------------
      1.....     66                  753               --            467               --
      2.....     67                  882               --            544               --
      3.....     68                1,037               --            630               --
      4.....     69                1,229               --            728               --
      5.....     70                1,459               --            840               --
      6.....     71                1,729               --            975               --
      7.....     72                2,045               --          1,137               --
      8.....     73                2,411               --          1,337               --
      9.....     74                2,818               --          1,590               --
     10.....     75                3,288               --          1,900               --
     11.....     76                3,831               --          2,277               --
     12.....     77                4,464               --          2,731               --
     13.....     78                5,202               --          3,274               --
     14.....     79                6,065               --          3,901               --
     15.....     80                7,072               --          4,645               --
     16.....     81                8,243               --          5,530               --
     17.....     82                9,601               --          6,584               --
     18.....     83               11,173               --          7,837               --
     19.....     84               12,988               --          9,328               --
     20.....     85               15,083               --         11,106               --
     21.....     86               27,943           44,386         25,918           35,071
     22.....     87               27,877           44,280         25,856           34,987
     23.....     88               27,810           44,174         25,794           34,904
     24.....     89               27,743           44,068         25,732           34,820
     25.....     90               27,677           43,963         25,670           34,737
     26.....     91               27,611           43,857         25,609           34,654
     27.....     92               27,545           43,753         25,548           34,571
     28.....     93               27,479           43,648         25,487           34,488
     29.....     94               27,413           43,543         25,426           34,406
     30.....     95               27,348           43,439         25,365           34,323
     31.....     96               27,282           43,335         25,304           34,241
     32.....     97               27,217           43,232         25,244           34,159
     33.....     98               27,152           43,128         25,183           34,078
     34.....     99               27,087           43,025         25,123           33,996
     35.....     100              27,022           42,922         25,063           33,915

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON MANY FACTORS.

                                                 12% gross return
                          ---------------------------------------------------------------
                                      Male 65                        Female 65
                          ------------------------------- -------------------------------
                          No Deferral of 100% Deferral of No Deferral of 100% Deferral of
                              Early           Early           Early           Early
                            Retirement      Retirement      Retirement      Retirement
 Contract     Annuitant   Phase Annuity   Phase Annuity   Phase Annuity   Phase Annuity
Anniversary  Attained Age    Payments        Payments        Payments        Payments
-----------  ------------ -------------- ---------------- -------------- ----------------
      1.....     66                  796               --            494               --
      2.....     67                  985               --            607               --
      3.....     68                1,224               --            744               --
      4.....     69                1,534               --            908               --
      5.....     70                1,924               --          1,108               --
      6.....     71                2,410               --          1,358               --
      7.....     72                3,012               --          1,675               --
      8.....     73                3,753               --          2,080               --
      9.....     74                4,637               --          2,616               --
     10.....     75                5,716               --          3,304               --
     11.....     76                7,040               --          4,185               --
     12.....     77                8,669               --          5,304               --
     13.....     78               10,678               --          6,721               --
     14.....     79               13,157               --          8,463               --
     15.....     80               16,213               --         10,650               --
     16.....     81               19,972               --         13,400               --
     17.....     82               24,586               --         16,859               --
     18.....     83               30,238               --         21,210               --
     19.....     84               37,152               --         26,681               --
     20.....     85               45,597               --         33,573               --
     21.....     86               89,337          141,904         82,860          112,125
     22.....     87               94,253          149,712         87,419          118,295
     23.....     88               99,439          157,950         92,229          124,804
     24.....     89              104,910          166,641         97,304          131,671
     25.....     90              110,683          175,810        102,658          138,916
     26.....     91              116,773          185,484        108,307          146,560
     27.....     92              123,198          195,690        114,266          154,624
     28.....     93              129,977          206,458        120,554          163,132
     29.....     94              137,129          217,818        127,187          172,108
     30.....     95              144,674          229,803        134,185          181,578
     31.....     96              152,635          242,448        141,569          191,570
     32.....     97              161,034          255,788        149,359          202,111
     33.....     98              169,894          269,863        157,577          213,231
     34.....     99              179,242          284,712        166,247          224,964
     35.....     100             189,105          300,378        175,395          237,343

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON MANY FACTORS.

APPENDIX B - Deductions for Taxes - Nonqualified Annuity Contracts
--------------------------------------------------------------------------------

                                      Upon           Upon
    State                        Premium Payment Annuitization Nonqualified
    -----                        --------------- ------------- ------------
    California..................                       X           2.35%

    Florida.....................                       X           1.00

    Maine.......................        X                          2.00

    Nevada......................                       X           3.50

    South Dakota................        X                          1.25/1/

    Texas.......................                       X           0.04/2/

    West Virginia...............                       X           1.00

    Wyoming.....................                       X           1.00

    Commonwealth of Puerto Rico.                       X           1.00

NOTE:The above tax deduction rates are as of January 1, 2009. No tax deductions are made for states not listed above. However, tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above lists of states and the applicable tax rates. Consequently, we reserve the right to deduct tax when necessary to reflect changes in state tax laws or interpretation.

     For a more detailed explanation of the assessment of taxes, see "Deductions and Charges, Tax."

-----------------

/1/ South Dakota law exempts premiums received on qualified contracts from premium tax. Additionally, South Dakota law provides a lower rate of 0.8% that applies to premium payments received in excess of $500,000 in a single calendar year.

/2/ Texas charges an insurance department "maintenance fee" of .04% on annuity considerations, but the department allows this to be paid upon annuitization.

                                    PART B

                       Phoenix Retirement Income Options

                        PHL Variable Insurance Company

                 PHL Variable VA Account 1 (Separate Account)

              Single Premium Immediate Variable Annuity Contract

                      Statement of Additional Information

                               -----------------

      Home Office:                        PHL Variable Insurance Company
      PHL Variable Insurance Company         Annuity Operations Division
      One American Row                                       PO Box 8027
      Hartford, Connecticut 06102-5056  Boston, Massachusetts 02266-8027

                               __________, 2009

This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the prospectus, dated __________, 2009. You may obtain a copy of the prospectus without charge by contacting PHL Variable Insurance Company ("PHL Variable") at the above address or by calling 800-866-0753.

                               -----------------

                               TABLE OF CONTENTS

                                       Page
-------------------------------------------

PHL Variable Insurance Company            2
Underwriter...........................    2
Services..............................    2
Performance History for Contracts.....    2
Calculation of Yield and Return.......    3
Experts...............................    4
Separate Account Financial Statements. SA-1
Company Financial Statements..........  F-1

                               -----------------

PHL Variable Insurance Company
--------------------------------------------------------------------------------

PHL Variable Insurance Company ("PHL Variable") is a Connecticut stock life insurance company incorporated on July 15, 1981. We sell life insurance policies and annuity contracts through our affiliated distribution companies and through brokers. Our executive and main administrative offices are at One American Row in Hartford, Connecticut 06102-5056.

We are an indirect, wholly owned subsidiary of Phoenix Life Insurance Company ("Phoenix") through its holding company, PM Holdings, Inc.

Underwriter
--------------------------------------------------------------------------------

Phoenix Equity Planning Corporation ("PEPCO") is the principal underwriter and national distributor for the policies pursuant to an underwriting agreement dated February 5, 2009. PEPCO is a directly wholly owned subsidiary of PFG Holdings, Inc. ("PFG"). PFG is an indirectly owned subsidiary of PNX. PEPCO is an affiliated subsidiary of both the Separate Account and Phoenix. PEPCO's business address is One American Row, Hartford, CT 06102.

PEPCO, as underwriter, offers these policies on a continuous basis. PEPCO is not compensated for any underwriting commissions.

Services
--------------------------------------------------------------------------------

Servicing Agent
The Phoenix Edge Series Fund reimburses Phoenix for various shareholder services provided by the Variable Product Operations area, located at 31 Tech Valley Drive, East Greenbush, NY 12061. The Phoenix Edge Series Fund is an open-end management investment company with many separate series. Shares of the fund are not directly offered to the public, but through policies and annuities issued by PHL Variable, Phoenix Life Insurance Company and Phoenix Life and Annuity Company.

The functions performed include investor inquiry support, shareholder trading, confirmation of investment activity, quarterly statement processing and Web/Interactive Voice Response trading. The total administrative service fees paid by the fund for the last three fiscal years were based on a percentage of the Fund's average daily net assets as follows:

 -----------------------------------------------------------------------------
        Year Ended December 31,                       Fee Paid
 -----------------------------------------------------------------------------
                 2006                               $1.7 million
 -----------------------------------------------------------------------------
                 2007                               $1.7 million
 -----------------------------------------------------------------------------
                 2008                               $1.3 million
 -----------------------------------------------------------------------------

For 2009, there was a change in the fee structure and The Phoenix Edge Series Fund will reimburse Phoenix Life Insurance Company a flat fee rate of $1.6 million, which will be paid on a weighted average basis based on the net asset value of each Fund.

Under a contract with PLIC, Tata Consulting Services augments PLIC's U.S. based staff with processing claims, premium payments, investment option transfers, asset allocation changes, changes of address, and issuance of new variable annuity business. The fees paid for these services for the last three fiscal years follow:

 -----------------------------------------------------------------------------
        Year Ended December 31,                       Fee Paid
 -----------------------------------------------------------------------------
                 2006                                $177,316.43
 -----------------------------------------------------------------------------
                 2007                                $352,306.86
 -----------------------------------------------------------------------------
                 2008                                $355,003.04
 -----------------------------------------------------------------------------

Under an Administrative and Accounting Services Agreement between PNG Global Investment Servicing (PNC) (formerly PFPC, INC.) and the Company, PNC provides certain services related to the Separate Account. These services include computing investment option unit value for each investment option of the Separate Account on each business day, preparing annual financial statements for the Separate Account, filing the Separate Account annual reports on Form N-SAR with the SEC, and maintaining certain books and records required by law on behalf of the Separate Account. The Company pays PNC fees for these services. The total fee includes a flat annual charge per investment option, an annual base fee for the company and its affiliates utilizing the services, and license and service fees for certain software used in providing the services. During the last three fiscal years, the Company and insurance company affiliates of the Company have paid PNC the fees listed below for services provided to the Separate Account, other investment options of the Company, and investment options of insurance company affiliates of the Company.

 -----------------------------------------------------------------------------
        Year Ended December 31,                       Fee Paid
 -----------------------------------------------------------------------------
                 2006                                $537,086.62
 -----------------------------------------------------------------------------
                 2007                                $560,416.07
 -----------------------------------------------------------------------------
                 2008                                $511,823.50
 -----------------------------------------------------------------------------

Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company (collectively the "Phoenix Companies") have entered into an agreement with Alliance-One Services, Inc. 8616 Freeport Parkway, Irving, Texas 75063 ("Alliance-One") wherein Alliance-One has agreed to provide the Phoenix Companies with claim processing services. Alliance-One began providing claim processing services to the Phoenix Companies during the 2008 calendar year and was paid $42,500 in 2008 for rendering such services.

Performance History for Contracts
--------------------------------------------------------------------------------

From time to time, the Separate Account may include the performance history of any or all investment options in advertisements, sales literature or reports. Performance information about each investment option is based on past performance only and is not an indication of future performance. Performance information may be expressed as yield and effective yield of the Phoenix Money Market Investment Option and as total return of any investment option.

When an investment option advertises its standardized average annual total return, it usually will be calculated for one year, five years and ten years or since inception if the investment option has not been in existence for at least ten years. Standardized average annual total return is measured by comparing the value of a hypothetical $1,000 investment in the investment option at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable contract charges except for taxes (which vary by state). Standardized performance includes the following charges: total operating expenses of the underlying investment option and mortality and expense risk charges. It is assumed that a $1,000 investment is made at the beginning of each time period. It is assumed that the entire investment is surrendered at the end of each time period.

Calculation of Yield and Return
--------------------------------------------------------------------------------

Yield of the Phoenix Money Market Investment Option. We calculate the yield of the Phoenix Money Market Investment Option for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the investment option. We carry results to the nearest hundredth of one percent.

The net change in value of the hypothetical account includes the daily net investment income of the account (after expenses), but does not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The yield/return calculations include a risk and administrative fee equal to 1.25% on an annual basis.

The Phoenix Money Market Investment Option return and effective yield will vary in response to fluctuations in interest rates and in the expenses of the investment option.

We do not include the maximum annual administrative fee in calculating the current return and effective yield. Should such a fee apply to your account, current return and/or effective yield for your account could be reduced.

Example Calculation:

The following is an example of how return/yield calculations for the Phoenix Money Market Investment Option are calculated, based on the 7-day period ending December 31, 2008:

          Value of hypothetical pre-existing account with
            exactly one Unit at the beginning of the
            period:....................................... $ 1.000000
          Value of the same account (excluding capital
            changes) at the end of the 7-day period:......   0.999919
          Calculation:
          Ending account value............................   0.999919
          Less beginning account value....................   1.000000
          Net change in account value.....................  -0.000081
          Base period return:
          (adjusted change/beginning account value).......  -0.000081
          Current yield = return x (365/7) =..............      -0.42%
          Effective yield = [(1 + return)/365/7/] - 1 =...      -0.42%

Yields and total returns may be higher or lower than in the past and there is no assurance that any historical results will continue.

Calculation of Total Return. Total return measures the change in value of an investment option investment over a stated period. We compute total returns by finding the average annual compounded rates of return over the one-, five- and ten-year periods that would equate the initial amount invested to the ending redeemable value according to a formula. The formula for total return includes the following steps:

(1) We assume a hypothetical $1,000 initial investment in the investment option;

(2) We determine the value the hypothetical initial investment would have were it redeemed at the end of each period. All recurring fees and any applicable contingent deferred sales charge are deducted. This figure is the ending redeemable value (ERV in the formula given below);

(3) We divide this value by the initial $1,000 investment, resulting in ratio of the ending redeemable value to the initial value for that period;

(4) To get the average annual total return we take the nth root of the ratio from step (3), where n equals the number of years in that period (e.g., 1, 5, 10), and subtract one.

The formula in mathematical terms is:

                        R   =   ((ERV / II)/(1/n)/) - 1

Where:

                 II   =   a hypothetical initial payment of
                          $1,000

                 R    =   average annual total return for the
                          period

                 n    =   number of years in the period

                 ERV  =   ending redeemable value of the
                          hypothetical $1,000 for the period
                          [see (2) and (3) above]

We normally calculate total return for one, five and ten-year periods for each investment option. If an investment option has not been available for at least ten years, we will provide total returns for other relevant periods.

Performance Information
--------------------------------------------------------------------------------

Advertisements, sales literature and other communications may contain information about a fund's or advisor's current investment strategies and management style with respect to the fund or portfolio. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may wish to make known a specific portfolio's holdings or holdings in specific industries. A fund may also separately illustrate the income and capital gain portions of a portfolio's total return. Performance might also be advertised by breaking down returns into equity and debt components. A fund or portfolio may compare its equity or bond return figure to any of a number of well-known benchmarks of market performance, including, but not limited to:

   The Dow Jones Industrial Average/SM 1/
   First Boston High Yield Index
   Salomon Brothers Corporate Index
   Salomon Brothers Government Bond Index
   Standard & Poor's 500 Index(R) (S&P 500)/2/

Each investment option may include its yield and total return in advertisements or communications with current or prospective contract owners. Each investment option may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

   Lipper Analytical Services
   Morningstar, Inc.
   Thomson Financial

A fund may also compare a fund or portfolio performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

   Barron's
   Business Week
   Changing Times
   Consumer Reports
   Financial Planning
   Financial Services Weekly
   Financial World
   Forbes
   Fortune
   Investor's Business Daily
   Money
   Personal Investor
   Registered Representative
   The New York Times
   The Wall Street Journal
   U.S. News and World Report

A fund may also illustrate the benefits of tax deferral by comparing taxable investments with investments through tax-deferred retirement plans.

The total return and yield may be used to compare the performance of the investment options with certain commonly used standards for stock and bond market performance. Such indices include, but are not limited to:

   The Dow Jones Industrial Average/SM/
   First Boston High Yield Index
   Salomon Brothers Corporate Index
   Salomon Brothers Government Bond Index
   S&P 500

We may use historical performance of the investment options, the S&P 500, or other recognized investment benchmark portfolio to illustrate periodic annuity income amounts. We will reflect the 1.40% Risk and Administrative Fee and actual or assumed investment option expenses in all illustrations.

1 The Dow Jones Industrial Average/SM/ (DJIA/SM/) is an unweighted index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA/SM/ are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for factors such as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA/SM/.

2 The S&P 500 is a free-float market capitalization-weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. Stock Market performance. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

Experts
--------------------------------------------------------------------------------

The financial statements of PHL Variable Insurance Company as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this Statement of Additional Information have been so included in reliance on the reports of [____________], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

[____________], Counsel, Phoenix Life Insurance Company, provided advice on certain matters relating to federal securities and state regulations in connection with the contracts described in the prospectus.

Item 24.Financial Statements and Exhibits

    (a)Financial Statements.

       (1)As of the date of this registration statement the Registrant had not yet commenced operations. Accordingly, no financial statements are available.

       (2)The financial statements of PHL Variable Insurance Company and the report of Independent Registered Public Accounting Firm thereto are contained in the Statement of Additional Information. The financial statements of PHL Variable Insurance Company include: Balance Sheets as of December 31, 2008 and 2007; Statements of Income and Comprehensive Income, Statements of Stockholder's Equity and Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006; and Notes to the Financial Statements are to be filed by amendment.

    (b)Exhibits:

       (1)Establishing document for PHL Variable VA Account 1, filed herewith.

       (2)Not applicable.

       (3)Distribution of Contracts

          Principal Underwriting and Distribution Agreement between PHL Variable Insurance Company and Phoenix Equity Planning Corporation dated February 5, 2009, to be filed by amendment.

       (4)Form of immediate variable annuity contract, Form No. ICC 09IVA, to be filed by amendment.

       (5)Form of application or enrollment form for immediate variable annuity contract, Form No. ICC09IVA, to be filed by amendment.

       (6) (a)Amended and Restated Certificate of Incorporation of PHL Variable Insurance Company, is incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-68164), filed via EDGAR on August 22, 2001.

           (b)Amended and Restated By-Laws of PHL Variable Insurance Company, effective May 16, 2002, is incorporated by reference to Post-Effective Amendment No. 6 on Form N-4 (File No. 333-68164), filed via EDGAR on April 30, 2004.

       (7)Not applicable.

       (8)Material Contracts.

           (a)Participation Agreements

           (1)(a) Amended and Restated Participation Agreement dated January 1, 2007, among The Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company, is incorporated by reference to Post-Effective Amendment No. 27 on Form N-4 (File No. 033-87376), filed via EDGAR on February 20, 2007.

           (1)(b) Amendment No. 1 to Amended and Restated Participation Agreement dated March 1, 2008, by and among the Phoenix Edge Series Fund, Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company, is incorporated by reference to Pre-Effective Amendment No. 1 to Initial Registration Statement on Form N-4 (File No. 333-147565), filed via EDGAR on April 4, 2008.

           (2)Strategic Alliance and Participation Agreement by and among DFA Investment Dimensions Group, Inc., Dimensional Fund Advisors LP, DFA Securities Inc., Phoenix Life Insurance Company and PHL Variable Insurance Company to be filed by amendment.

           (b)Other Material Contracts:

              (1)Amended and Restated Administration and Accounting Services
                 Agreement dated March 1, 2003 by and between PHL Variable Insurance Company and PFPC, INC., is incorporated by reference to Post-Effective Amendment No. 7 on Form N-4 (File
                 No. 333-123040), filed via EDGAR on September 7, 2007.

              (2)Amendment dated January 1, 2005 to Amended and Restated
                 Administration and Accounting Services Agreement between PHL Variable Insurance Company and PFPC, INC., is incorporated by reference to Post-Effective Amendment No. 7 on Form N-4 (File No. 333-123040), filed via EDGAR on September 7, 2007.

              (3)Information Sharing Agreements pursuant to Rule 22c-2 for the following funds:

              Phoenix Edge Series Fund, DFA Investment Dimensions Group, Inc. to be filed by amendment

       (9)Written Opinion and Consent of Counsel to be filed by amendment.

      (10) (a)Consent of Registered Independent Public Accounting to be filed by amendment.

           (b)Powers of Attorney, filed herewith.

      (11)Not applicable.

      (12)Not applicable.

Item 25.Directors and Officers of the Depositor.

Name                   Position
----                   ---------------------------------------------------------
John H. Beers          Vice President, Secretary and Chief Compliance Officer
Edward W. Cassidy      Director
Michael E. Hanrahan    Vice President and acting Chief Accounting Officer
Peter A. Hofmann       Senior Executive Vice President and Chief Financial
                       Officer and Treasurer
Philip K. Polkinghorn  Director and President
Christopher M. Wilkos  Director and Executive Vice President and Chief
                       Investment Officer

The business address of these individuals is One American Row, Hartford, CT 06102-5056.

Item 26.Persons Controlled by or Under Common Control with the Depositor or Registrant.

   The Phoenix Companies, Inc. (100%) Delaware
      Goodwin Capital Advisers, Inc. (100%) New York
      Phoenix Distribution Holding Company (100%) Connecticut
      Phoenix Investment Management Company (100%) Connecticut
      Phoenix Life Insurance Company (100%) New York
          Next Generation Ventures LLC (50%) Connecticut
          Phoenix Foundation (0%) Connecticut
          Phoenix Life Separate Account B (100%) New York
          Phoenix Life Separate Account C (100%) New York
          Phoenix Life Separate Account D (100%) New York
          Phoenix Life Variable Accumulation Account (100%) New York
          Phoenix Life Variable Universal Life Account (100%) New York
          PM Holdings, Inc. (100%) Connecticut
             American Phoenix Life and Reassurance Company (100%) Connecticut PFG Holdings, Inc. (100%) Pennsylvania
                 AGL Life Assurance Company (100%) Pennsylvania
                 Phoenix Equity Planning Corporation (100%) Delaware Philadelphia Financial Group, Inc. (100%) Delaware
             PHL Variable Insurance Company (100%) Connecticut
                 PHL Variable Accumulation Account (100%) Connecticut
                 PHL Variable Accumulation Account II (100%) Connecticut
                 PHL Variable VA Account 1
                 PHLVIC Variable Universal Life Account (100%) Connecticut
             Phoenix Founders, Inc. (100%) Connecticut
             Phoenix International Capital Corporation (100%) Connecticut
                 Practicare, Inc. (100%) Delaware
             Phoenix Life and Annuity Company (100%) Connecticut
                 Phoenix Life and Annuity Variable Universal Life Account
              (100%) Connecticut
             Phoenix Life and Reassurance Company of New York (100%) New York Phoenix New England Trust Holding Company (100%) Connecticut Phoenix Variable Advisors, Inc. (100%) Delaware
             PML International Insurance Limited (100%) Bermuda
      Phoenix Life Solutions, Inc. (100%) New York
      Phoenix National Trust Holding Company (100%) Connecticut
      The Phoenix Edge Series Fund (0%) Massachusetts trust

   The only companies that file consolidated financial statements with the Securities and Exchange Commission ("SEC") are The Phoenix Companies, Inc. and Phoenix Life Insurance Company. In addition, PHL Variable Insurance Company and Phoenix Life and Annuity Company file individual financial statements with the SEC. For the remainder, except the separate accounts (defined as Phoenix Life Separate Account B, Phoenix Life Separate Account C, Phoenix Life Separate Account D, Phoenix Life Accumulation Account, Phoenix Life Variable Universal Life Account, PHL Variable Accumulation Account, PHL Variable Accumulation Account II, PHL Variable VA Account 1, PHLVIC Variable Universal Life Account and Phoenix Life and Annuity Variable Universal Life Account) all other entities are included in the consolidated financial statement for The Phoenix Companies, Inc., but none file individual financial statements with the SEC.

Item 27.Persons Controlled by or Under Common Control with the Depositor or Registrant.

   As of August 31, 2009, there were 0 qualified and 0 nonqualified contract owners.

Item 28.Indemnification.

   Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

   Article VI, Section 6.01 of the Bylaws of the Depositor (as amended and restated effective February 2, 2006) provides that" "Each director, officer or employee of the company, and his heirs, executors, or administrators, shall be indemnified or reimbursed by the company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a director, officer or employee of the company, or of any other company which he was serving as a director or officer at the request of the company, except in relation to matters as to which such director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such director, officer or employee. The foregoing right of indemnification of reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, bylaw, agreement, vote of shareholders or otherwise."

   Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.Principal Underwriter.

   Phoenix Equity Planning Corporation ("PEPCO").

    (a)PEPCO serves as the principal underwriter for the following entities:
       The Phoenix Edge Series Fund, Phoenix Life Variable Accumulation Account, Phoenix Life Variable Universal Life Account, Phoenix Life Separate Account B, Phoenix Life Separate Account C, Phoenix Life Separate Account D, Phoenix Life and Annuity Variable Universal Life Account, PHL Variable Accumulation Account, PHL Variable Accumulation Account II, PHL Variable VA Account 1, PHLVIC Variable Universal Life Account, PHL Variable Separate Account MVA1.

    (b)Directors and Executive Officers of PEPCO.

Name                     Position
----                     -------------------------------------------------------
Joseph A. Fillip, Jr.*   Vice President, General Counsel and Assistant Secretary
John K. Hillman*         Director, Vice President
Kent C. Keim*            Vice President and Treasurer
Todd R. Miller*          Vice President, Controller and Chief Financial Officer
Susan M. Oberlies*       Director, President, Corporate Counsel, Co-Chief
                         Compliance Officer and Secretary
Philip K. Polkinghorn**  Director
Katherine E. Storch**    Co-Chief Compliance Officer

* The business address of this individual is 610 West Germantown Pike, Suite 460, Plymouth Meeting, PA 19462

** The business address of this individual is One American Row, Hartford, CT
   06102-5056.

Item 30.Location of Accounts and Records.

   The accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules under it are maintained at the administrative offices of PHL Variable Insurance Company located at One American Row, Hartford, Connecticut 06102-5056.

Item 31.Management Services.

Not applicable.

Item 32.Undertakings.

    (a)Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained therein are never more than 16 months old for as long as payments under the Contracts may be accepted;

    (b)Registrant hereby undertakes to include as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

    (c)Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request; and

    (d)Representation Required by Section 26(f)(2)(A) of the Investment Company Act of 1940

       The following representation is to be made by amendment:

       PHL Variable Insurance Company represents that the fees and charges deducted under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by PHL Variable Insurance Company.

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 1st day of September, 2009.

                                             PHL VARIABLE VA ACCOUNT 1

                                             By:
                                                  ------------------------------
                                                  Philip K. Polkinghorn*
                                                  Director and President

                                             PHL VARIABLE INSURANCE COMPANY

                                             By:
                                                  ------------------------------
                                                  Philip K. Polkinghorn*
                                                  Director and President

                                             By:  /s/ Kathleen A. McGah
                                                  ------------------------------
                                                  Kathleen A. McGah*
                                                  Vice President and Assistant
                                                  Secretary

* As Attorney-in-Fact pursuant to power of attorney.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 1, 2009.

      Signature                       Title
      ---------                       -----

----------------------- Director
  Edward W. Cassidy*

----------------------- Chief Financial Officer
  Peter A. Hofmann*

----------------------- Chief Accounting Officer
 Michael E. Hanrahan*

----------------------- Director and President
Philip K. Polkinghorn*

----------------------- Director
Christopher M. Wilkos*

By:  /s/ Kathleen A. McGah
     --------------------------
     Kathleen A. McGah*
     Vice President and
     Assistant Secretary

* As Attorney-in-Fact pursuant to power of attorney.

                               INDEX TO EXHIBITS


       24(b)(1)      Establishing document for PHL Variable VA Account 1

       24(b)(10)(b)  Powers of Attorney